As filed with the Securities and Exchange           Registration No. 333-___
Commission on September 28, 2001                   Registration No. 811-5626
-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                    INITIAL

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 134

                               SEPARATE ACCOUNT B
                           (EXACT NAME OF REGISTRANT)

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                               1475 Dunwoody Drive
                                West Chester, PA             19380-1478
      (Address of Depositor's Principal Executive Offices)   (Zip Code)
      Depositor's Telephone Number, including Area Code (610) 425-3400

                                Linda E. Senker, Esq.
                     Golden American Life Insurance Company
                                1475 Dunwoody Drive
                            West Chester, PA  19380-1478
                        (Name and Address of Agent for Service)

-------------------------------------------------------------------------------
Approximate date of Proposed Public Offering: As soon as practicable after the effectiveness of this Registration Statement

Title of Securities Being Registered:
Interests in a separate account under flexible premium deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ING  VARIABLE  ANNUITIES


GOLDEN AMERICAN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B OF GOLDEN AMERICAN LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
                                   PROFILE OF

                              SMARTDESIGN

            DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT

                                            , 2001
      -------------------------------------------------------------------
      This Profile is a summary of some of the more important points that you should know and consider before purchasing the Contract. The
      Contract is more fully described in the full prospectus which accompanies this Profile. Please read the prospectus carefully.
      -------------------------------------------------------------------
--------------------------------------------------------------------------------

1.   THE ANNUITY CONTRACT

The Contract offered in this prospectus is a deferred combination variable and fixed annuity contract between you and Golden American Life Insurance Company. The Contract provides a means for you to invest on a tax-deferred basis in (i) one or more of mutual fund investment portfolios through our Separate Account B and/or (ii) in a fixed account of Golden American with guaranteed interest periods. The investment portfolios are listed on page 4. We currently offer guaranteed interest periods of 6 months, 1, 3, 5, 7 and 10 years in the fixed account. We set the interest rates in the fixed account (which will never be less than 3%) periodically. We may credit a different interest rate for each interest period. The interest you earn in the fixed account as well as your principal is guaranteed by Golden American as long as you do not take your money out before the maturity date for the applicable interest period. If you withdraw your money from the fixed account more than 30 days before the applicable maturity date, we will apply a market value adjustment. A market value adjustment could increase or decrease your contract value and/or the amount you take out. Generally, the investment portfolios are designed to offer a better return than the fixed account. However, this is NOT guaranteed. You may not make any money, and you can even lose the money you invest in the investment portfolios.

The Contract offers a choice of death benefit options. You may choose from three option packages which determine your death benefit and annual free withdrawal amount. Your choice of option package will affect your mortality and expense risk charge.

The differences are summarized as follows:

-------------------------------- ------------------------------ ------------------------------ -----------------------------
                                       OPTION PACKAGE I               OPTION PACKAGE II             OPTION PACKAGE III
-------------------------------- ------------------------------ ------------------------------ -----------------------------
MORTALITY AND EXPENSE RISK
CHARGE                           0.60%                          0.80%                          0.95%
-------------------------------- ------------------------------ ------------------------------ -----------------------------
DEATH BENEFIT                    The greater of:                The greatest of:               The greatest of:
                                 (1)   the Standard Death       (1)   the Standard Death       (1)   the Standard Death
                                       Benefit on the claim           Benefit on the claim           Benefit on the claim
                                       date; or                       date; or                       date; or
                                 (2)   the contract value.      (2)   the contract value; or   (2)   the contract value; or
                                                                (3)   the Annual Ratchet       (3)   the Annual Ratchet
                                                                      death benefit on the           death benefit; or
                                                                      claim date.              (4)   the 5% Roll-Up death
                                                                                                     benefit.
-------------------------------- ------------------------------ ------------------------------ -----------------------------
FREE WITHDRAWALS                 10% of your contract value     10% of your contract value     10% of your contract value
                                 each contract year,            each contract year,            each contract year,
                                 non-cumulative                 non-cumulative                 cumulative to a maximum 30%
-------------------------------- ------------------------------ ------------------------------ -----------------------------

Please see "Purchase and Availability of the Contract", "Death Benefit During the Accumulation Phase", and "Free Withdrawal Amount" for a complete description of the features of each option package.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the date on which you start receiving the annuity payments under your Contract. The amounts you accumulate during the accumulation phase will determine the amount of annuity payments you will receive. The income phase begins on the annuity start date, which is the date you start receiving regular annuity payments from your Contract. You determine (1) the amount and frequency of premium payments, (2) your investment allocations, (3) transfers between investment options, (4) the type of annuity to be paid after the accumulation phase, (5) the beneficiary who will receive the death benefits, (6) the type of death benefit, and (7) the amount and frequency of withdrawals.

2.   YOUR ANNUITY PAYMENTS (THE INCOME PHASE)

When you want to begin receiving payments from your contract, you may select from the options available. The contract offers several income phase payment options (see "The Income Phase"). In general, you may:

     o Receive income phase payments for a specified period of time or for life;

     o Receive income phase payments monthly, quarterly, semi-annually or annually;

     o Select an income phase payment option that provides for payments to your beneficiary; or

     o Select income phase payments that are fixed or vary depending upon the performance of the variable investment options you select.

3.   PURCHASE (BEGINNING OF THE ACCUMULATION PHASE)

The Contract may be purchased only by a transfer or rollover from an existing contract or arrangement (the "prior contract") issued by us or one of our affiliates ("internal transfer"). The internal transfer must be from one or more of the following sources:

     o    a traditional IRA under Code section 408(b);

     o    an individual retirement account under Code section 408(a) or 403(a);

     o    a tax-deferred annuity under Code section 403(b);

     o a qualified pension or profit sharing plan under code section 401(a) or 401(k);

     o    certain retirement arrangements that qualify under Code section
          457(b); or

     o    a custodial account under Code section 403(b)(7).

The minimum initial payment to purchase the Contract is $25,000. The maximum age at which you may purchase the Contract is 85 for Option Package I and 80 for Option Packages II and III.

You may make additional premium payments until the contract anniversary after your 86th birthday. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum initial and additional premium payment requirement. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

Who may purchase this Contract? The Contract may be issued only as a traditional Individual Retirement Annuity ("IRA") under section 408(b) of the Internal Revenue Code of 1986 as amended (the "Code") or as a Roth IRA under section 408A of the Code. The Contract is not currently available as a Simplified Employer Pension (SEP) plan under 408(k) or as a Simple IRA under section 408(p).

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other benefits including death benefits and the ability to receive a lifetime income. See "Expenses" in this profile.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes.. You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if you have no need for the other benefits provided by the Contract, because you already have tax deferral in your IRA or Roth IRA.

4.   THE INVESTMENT PORTFOLIOS

You can direct your money into (1) the fixed account with guaranteed interest periods of 6 months, and 1, 3, 5, 7 and 10 years, and/or (2) into any one or more of the following mutual fund investment portfolios through our Separate Account B. The investment portfolios are described in the prospectuses for [Aetna GET Fund, Aetna Variable Portfolios, Inc., AIM Variable Insurance Funds, Alliance Variable Products Series Fund, Inc., Brinson Series Trust, Fidelity Variable Insurance Products Portfolios, The GCG Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Pilgrim Variable Insurance Trust, Pilgrim Variable Products Trust, PIMCO Variable Insurance Trust, Pioneer Variable Contracts Trust, Portfolio Partners, Inc., The Prudential Series Fund and Putnam Variable Trust.] Keep in mind that while an investment in the fixed account earns a fixed interest rate, an investment in any investment portfolio, depending on market conditions, may cause you to make or lose money. The investment portfolios available under your Contract are:

   AETNA GET FUND                                                  JANUS ASPEN SERIES
     Aetna GET Fund                                                   Janus Aspen Series Worldwide Growth
   AETNA VARIABLE PORTFOLIOS, INC.                                        Portfolio (Service Shares)
     Aetna Index Plus Large Cap VP (Class S)                       PILGRIM VARIABLE INSURANCE TRUST
     Aetna Index Plus Mid Cap VP (Class S)                            Pilgrim VIT Worldwide Growth Fund
     Aetna Index Plus Small Cap VP (Class S)                       PILGRIM VARIABLE PRODUCTS TRUST
     Aetna Value Opportunity VP (Class S)                             Pilgrim VP Convertible Portfolio (Class S)
   AIM VARIABLE INSURANCE FUNDS                                       Pilgrim VP Growth and Income Portfolio
     AIM V.I. Dent Demographic Trends Fund                                (Class S)
         (Series II)                                                  Pilgrim VP LargeCap Growth Portfolio
     AIM V.I. Growth Fund (Series II)                                     (Class S)
   ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.                       Pilgrim VP MagnaCap Portfolio (Class S)
     AllianceBernstein Value Portfolio (Class B)                   PIMCO VARIABLE INSURANCE TRUST
     Alliance Growth and Income Portfolio (Class B)                   PIMCO High Yield Bond Portfolio
     Alliance Premier Growth Portfolio (Class B)                   PIONEER VARIABLE CONTRACTS TRUST
   BRINSON SERIES TRUST                                               Pioneer Fund VCT Portfolio (Class II)
     Brinson Tactical Allocation Portfolio (Class I)                  Pioneer Small Company VCT Portfolio
   FIDELITY VARIABLE INSURANCE PRODUCTS                                   (Class II)
     PORTFOLIO                                                     PORTFOLIO PARTNERS, INC.
     Fidelity VIP Equity-Income Portfolio                             PPI MFS Capital Opportunities Portfolio
         (Service Class 2)                                         THE PRUDENTIAL SERIES FUND, INC.
     Fidelity VIP Growth Portfolio                                    Prudential Jennison Portfolio (Class II)
         (Service Class 2)                                            SP Jennison International Growth Portfolio
     Fidelity VIP II Contrafund Portfolio                                 (Class II)
         (Service Class 2)                                         PUTNAM VARIABLE TRUST
   THE GCG TRUST                                                      Putnam VT Growth and Income Fund
     Core Bond Portfolio                                                  (Class IB)
     Growth and Income Portfolio                                      Putnam VT International Growth and Income
     Liquid Asset Portfolio                                                Fund (Class IB)
     Research Portfolio                                               Putnam VT Voyager Fund II Portfolio
     Total Return Portfolio                                               (Class IB)
     Value Equity Portfolio
   INVESCO VARIABLE INVESTMENT FUNDS, INC.
     INVESCO VIF-Financial Services Fund
     INVESCO VIF-Health Sciences Fund
     INVESCO VIF-Utilities Fund

RESTRICTED FUNDS. We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any investment portfolio as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. For more detailed information, see "Restricted Funds" in the prospectus for the Contract.

5.   EXPENSES

The Contract has insurance features and investment features, and there are charges related to each. For the insurance features, the Company deducts a mortality and expense risk charge, an asset-based administrative charge and an annual contract administrative charge of $30. We deduct the mortality and expense risk charge and the asset-based administrative charge daily directly from your contact value in the investment portfolios. We will also make a daily deduction, during the guarantee period, of a guarantee charge, equal on an annual basis to the percentage shown below, from amounts allocated to the GET Fund.

The mortality and expense risk charge and the asset-based administrative charge, on an annual basis, are as follows:

   ----------------------------------------------------------------------------
                                            OPTION      OPTION        OPTION
                                          PACKAGE I   PACKAGE II   PACKAGE III
   ----------------------------------------------------------------------------
   Mortality & Expense Risk Charge          0.60%        0.80%        0.95%
   Asset-Based Administrative Charge        0.15%        0.15%        0.15%
                                            -----        -----        -----
       Total                                0.75%        0.95%        1.10%
   ----------------------------------------------------------------------------
   GET Fund Guarantee Charge*               0.50%        0.50%        0.50%
   Total With GET Fund Guarantee Charge     1.25%        1.45%        1.60%
   ----------------------------------------------------------------------------

    *applied to amounts invested in the GET Fund investment option only


During the income phase, the Mortality & Expense Risk Charge, on an annual basis, is equal to 1.50% of amounts invested in the subaccounts. There is currently no Administrative Charge during the income phase. We reserve the right to impose a charge of up to 0.15% during the income phase in the future. If we are imposing this charge when you enter the income phase, it will apply to you during the entire income phase. See "The Income Phase- Charges Deducted."

Each investment portfolio has charges for investment management fees and other expenses. These charges, which vary by investment portfolio, currently range from 0.55 % to 1.64% annually (see following table) of the portfolio's average daily net asset balance.

If you withdraw money from your Contract, or if you begin receiving annuity payments, we may deduct a premium tax of 0%-3.5% to pay to your state.

SURRENDER CHARGE
Internal Transfers when the Prior Contract or arrangement either imposed a front end load or had no applicable surrender charge: There is no surrender charge under this Contract on amounts transferred or rolled over from a prior contract as an internal transfer when the prior contract either imposed a front end load or there was no applicable surrender charge under the prior contract.

Internal Transfers when the Prior Contract had an applicable surrender charge and additional premium payments not part of an Internal Transfer: We deduct a surrender charge if you surrender your Contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount for a contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of withdrawal, less any prior withdrawals in that contract year; and 2) your minimum required distribution ("MRD")attributable to amounts held under the Contract. The Free Withdrawal Amount does not include your MRD for the tax year containing the contract date of this Contract. Under Option Package III, any unused free withdrawal amount may carry forward to successive contract years, but in no event would the free withdrawal amount at any time exceed 30% of contract value.

The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment withdrawn. The amount subject to surrender charge is the lesser of premium payments paid under the prior contract or the initial contract value.

    COMPLETE YEARS ELAPSED         0  |  1  |  2  |  3  |  4  |  5  |  6  |  7+
        SINCE PREMIUM PAYMENT*        |     |     |     |     |     |     |
                                      |     |     |     |     |     |     |
    SURRENDER CHARGE               6% |  6% |  5% |  4% |  3% |  2% |  1% |  0%

     * For amounts transferred or rolled over into this Contract as an internal transfer, the "Complete Years Elapsed" are calculated from the date of the first premium payment made under the prior contract or, if earlier, the effective date of the prior contract.

The following table is designed to help you understand the Contract charges. The "Total Annual Insurance Charges" column reflects the mortality and expense risk charge (based on Option Package III), the asset-based administrative charge and the annual contract administrative charge as 0.03% (based on an average contract value of $50,000). The "Total Annual Investment Portfolio Charges" column reflects the portfolio charges for each portfolio (after any applicable waivers or reductions) and is based on actual expenses as of December 31, 2000, except for (i) portfolios that commenced operations during 2000 or 2001 where the charges have been estimated, and (ii) newly formed portfolios where the charges have been estimated. Expenses for the GET Fund also reflect the asset-based
GET Fund guarantee charge of 0.50% if assets in the GET Fund. Because a GET Fund series has a five year period to maturity, "N/A" is shown in the 10 year example for the GET Fund. The column "Total Annual Charges" reflects the sum of the previous two columns. The columns under the heading "Examples" show you how much you would pay under the Contract for a 1-year period and for a 10-year period.

As required by the Securities and Exchange Commission, the examples assume that you invested $1,000 in a Contract that earns 5% annually and that you withdraw your money at the end of Year 1 or at the end of Year 10 (based on Option Package III). The 1 Year examples below include a 6% surrender charge. For Years 1 and 10, the examples show the total annual charges assessed during that time and assume that you have elected Option Package III. For these examples, the premium tax is assumed to be 0%.

----------------------------------------------------------------------------------------------------------------------------
                                                                                                    EXAMPLES:
                                                                                                    ---------
                                            TOTAL ANNUAL           TOTAL ANNUAL           TOTAL CHARGES AT THE END OF:
  INVESTMENT PORTFOLIO                    INSURANCE CHARGES           CHARGES              1 YEAR              10 YEARS
----------------------------------------------------------------------------------------------------------------------------

  AETNA GET FUND
  GET Fund                                      1.99%                  2.99%                 $95                  N/A

  AETNA VARIABLE PORTFOLIOS, INC.
  Index Plus Large Cap VP                       1.99%                  2.68%                 $87                  $301
  Index Plus Mid Cap VP                         1.99%                  2.84%                 $89                  $317
  Index Plus Small Cap VP                       1.99%                  2.84%                 $89                  $317
  Value Opportunity VP                          1.99%                  2.99%                 $90                  $331

  AIM VARIABLE INSURANCE FUNDS
  V.I. Dent Demographic Trends                  1.99%                  3.44%                 $95                  $372
  V.I. Growth                                   1.99%                  3.07%                 $91                  $338

  ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
  Bernstein Value                               1.99%                  3.19%                 $92                  $349
  Growth and Income                             1.99%                  2.94%                 $90                  $326
  Premier Growth                                1.99%                  3.29%                 $93                  $359

  BRINSON SERIES TRUST
  Tactical Allocation                           1.99%                  2.97%                 $90                  $329

  FIDELITY VARIABLE INSURANCE PRODUCTS PORTFOLIO
  VIP Equity-Income                             1.99%                  2.81%                 $88                  $314
  VIP Growth                                    1.99%                  2.89%                 $89                  $321
  VIP II Contrafund                             1.99%                  2.89%                 $89                  $321

  THE GCG TRUST
  Core Bond                                     1.99%                  3.00%                 $90                  $332
  Growth and Income                             1.99%                  3.10%                 $91                  $341
  Liquid Asset                                  1.99%                  2.54%                 $86                  $288
  Research                                      1.99%                  2.88%                 $89                  $320
  Total Return                                  1.99%                  2.88%                 $89                  $320
  Value Equity                                  1.99%                  2.94%                 $90                  $326

  INVESCO VARIABLE INVESTMENT FUNDS, INC.
  Financial Services                            1.99%                  3.08%                 $91                  $339
  Health Sciences                               1.99%                  3.06%                 $91                  $337
  Utilities                                     1.99%                  3.21%                 $92                  $351

  JANUS ASPEN SERIES
  Worldwide Growth                              1.99%                  2.93%                 $90                  $325

  PILGRIM VARIABLE INSURANCE TRUST
  Worldwide Growth                              1.99%                  3.22%                 $92                  $352

  PILGRIM VARIABLE PRODUCTS TRUST
  Convertible                                   1.99%                  3.09%                 $91                  $340
  Growth and Income                             1.99%                  3.09%                 $91                  $340
  LargeCap Growth                               1.99%                  3.09%                 $91                  $340
  MagnaCap                                      1.99%                  3.09%                 $91                  $340

  PIMCO VARIABLE INSURANCE TRUST
  High Yield Bond                               1.99%                  2.74%                 $88                  $307

  PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Fund VCT                              1.99%                  2.92%                 $90                  $324
  Small Company VCT                             1.99%                  3.49%                 $95                  $377
----------------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------------
                                                                                                    EXAMPLES:
                                                                                                    ---------
                                            TOTAL ANNUAL           TOTAL ANNUAL           TOTAL CHARGES AT THE END OF:
  INVESTMENT PORTFOLIO                    INSURANCE CHARGES           CHARGES              1 YEAR              10 YEARS
----------------------------------------------------------------------------------------------------------------------------

  PORTFOLIO PARTNERS, INC.
  PPI MFS Capital Opportunities                 1.99%                  2.89%                 $89                  $321

  THE PRUDENTIAL SERIES FUND, INC.
  Prudential Jennison                           1.99%                  3.03%                 $91                  $335
  SP Jennison International Growth              1.99%                  3.63%                 $97                  $389

  PUTNAM VARIABLE TRUST
  Growth and Income                             1.99%                  2.74%                 $88                  $307
  International Growth and Income               1.99%                  3.21%                 $92                  $351
  Voyager Fund II                               1.99%                  3.24%                 $93                  $354
----------------------------------------------------------------------------------------------------------------------------

The "Total Annual Investment Portfolio Charges" column above reflects current expense reimbursements for applicable investment portfolios. For more detailed information, see "Fees and Expenses" in the prospectus for the Contract.

6.   TAXES

Under a qualified Contract, your premiums are generally pre-tax contributions and accumulate on a tax-deferred basis. Premiums and earnings are generally taxed as income when you make a withdrawal or begin receiving annuity payments, presumably when you are in a lower tax bracket.

For owners of most qualified Contracts, when you reach age 70 1/2 (or, in some cases, retire), you will be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts at your request.

If you are younger than 59 1/2 when you take money out, in most cases, you will be charged a 10% federal penalty tax on the taxable amount withdrawn.

7.   WITHDRAWALS

You can withdraw your money at any time during the accumulation phase. You may elect in advance to take systematic withdrawals which are described on page 12. Withdrawals above the free withdrawal amount may be subject to a surrender charge. We will apply a market value adjustment if you withdraw your money from the fixed account more than 30 days before the applicable maturity date. Income taxes and a penalty tax may apply to amounts withdrawn.

8.   PERFORMANCE

The value of your Contract will fluctuate depending on the investment performance of the portfolio(s) you choose. Because the Company did not commence sales of the Contract prior to the date of this prospectus, the Contract has no performance history.

9.   DEATH BENEFIT

The death benefit is payable when the contract owner (or annuitant if a contract owner is not an individual) dies. If you die during the accumulation phase, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit paid depends on the death benefit under the option package that you have chosen. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death, as well as required claim forms, at our Customer Service Center (the "claim date"). If your beneficiary elects to delay receipt of the death benefit until a date after the time of your death, the amount of the benefit payable in the future may be affected. If you die after the annuity start date and you are the annuitant, your beneficiary will receive the death benefit you chose under the annuity option then in effect.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

There are three option packages available under your Contract. You select an option package at the time of application. The differences in the death benefits under the three option packages are summarized as follows:

     --------------------------- ------------------------------ ------------------------------- ----------------------------
                                 OPTION PACKAGE I               OPTION PACKAGE II               OPTION PACKAGE III
     --------------------------- ------------------------------ ------------------------------- ----------------------------
     DEATH BENEFIT               The greater of:                The greatest of:                The greatest of:
                                 1)    the Standard Death        1)   the Standard Death        1)   the Standard Death
                                       Benefit; or                    Benefit; or                    Benefit; or
                                 2)    the contract value.       2)   the contract value; or    2)   the contract value; or
                                                                 3)   the Annual Ratchet        3)   the Annual Ratchet
                                                                      death benefit.                 death benefit; or
                                                                                                4)   the 5% Roll-Up death
                                                                                                     benefit.
     -----------------------------------------------------------------------------------------------------------------------


For purposes of calculating the death benefits, certain investment portfolios may be designated as "Special Funds." Selecting a Special Fund may limit or reduce the death benefit. Currently, no investment portfolios have been designated as Special Funds.

We may in the future stop or suspend offering any of the option packages to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit. Please see ""Death Benefit Choices" in the prospectus for details on the calculation of the death benefits and further details on the effect of withdrawals and transfers to Special Funds on the calculation of the death benefits.

TRANSFERABILITY.  You may transfer from one option package to another.

     o    Transfers may only occur on a contract anniversary.

     o A written request for the transfer must be received by us within 60 days before a contract anniversary.

     o    Certain minimum contract values must be met.

See "Transfers Between Option Packages" in the Prospectus for more information on transferability and the impact of transfers between option packages on your death benefit.

Note: In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. All death benefits may not be available in every state.

We may, with 30 days notice to you, designate any investment portfolio as a Special Fund on existing Contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Keep in mind that selecting a Special Fund may limit or reduce the death benefit.

For the period during which a portion of the contract value is allocated to a Special Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during the period contract value is allocated to a Special Fund.

10.   OTHER INFORMATION

     FREE LOOK. If you cancel the Contract within 10 days after you receive it, you will receive a refund of the adjusted contract value. We determine your contract value at the close of business on the day we receive your written refund request. For purposes of the refund during the free look period, (i) we adjust your contract value for any market value adjustment (if you have invested in the fixed account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the premium paid (rather than the contract value) in which case you will not be subject to investment risk during the free look period. Also, in some states, you may be entitled to a longer free look period.

     TRANSFERS AMONG INVESTMENT PORTFOLIOS AND THE FIXED ACCOUNT. You can make transfers among your investment portfolios and your investment in the fixed account as frequently as you wish without any current tax implications. Transfers to a GET Fund series may only be made during the offering period for that GET Fund Series. See "GET Fund" on page 29 of the Prospectus. The minimum amount for a transfer is $100. There is currently no charge for transfers, and we do not limit the number of transfers allowed. The Company may, in the future, charge a $25 fee for any transfer after the twelfth transfer in a contract year or limit the number of transfers allowed. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.

Keep in mind that if you transfer or otherwise withdraw your money from the fixed account more than 30 days before the applicable maturity date, we will apply a market value adjustment. A market value adjustment could increase or decrease your contract value and/or the amount you transfer or withdraw. Transfers between Special Funds and Non-Special Funds will impact your death benefit and benefits under an optional benefit rider, if any. Also, a transfer to a Restricted Fund will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. Transfers from Restricted Funds are not limited. If the result of multiple transfers is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit. See "Restricted Funds" in the prospectus for more information.

     NO PROBATE. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate. See "Federal Tax Considerations -- Taxation of Death Benefit Proceeds" in the prospectus for the Contract.

ADDITIONAL FEATURES. This Contract has other features you may be interested in. These include:

          Dollar Cost Averaging. This is a program that allows you to invest a fixed amount of money in the investment portfolios each month, which may give you a lower average cost per unit over time than a single one-time purchase. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. This option is currently available only if you have $1,200 or more in the Liquid Asset investment portfolio or in the fixed account with either a 6-month or 1-year guaranteed interest period. Transfers from the fixed account under this program will not be subject to a market value adjustment. If you invest in Restricted Funds, your ability to dollar cost average may be limited. Please see "Transfers Among Your Investments" in the prospectus for more complete information.

          Systematic Withdrawals. During the accumulation phase, you can arrange to have money sent to you at regular intervals throughout the year. Within limits these withdrawals will not result in any surrender charge. Withdrawals from your money in the fixed account under this program are not subject to a market value adjustment. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. If you invest in Restricted Funds, your systematic withdrawals may be affected. Please see "Withdrawals" in the prospectus for more complete information.

          Automatic Rebalancing. If your contract value is $10,000 or more, you may elect to have the Company automatically readjust the money between your investment portfolios periodically to keep the blend you select. Investments in the fixed account are not eligible for automatic rebalancing. If you invest in Restricted Funds, automatic rebalancing may be affected. Please see "Transfers Among Your Investments" in the prospectus for more complete information.

11.   INQUIRIES

If you need more information after reading this profile and the prospectus, please contact us at:

     CUSTOMER SERVICE CENTER
     P.O. BOX 2700
     WEST CHESTER, PENNSYLVANIA  19380
     (800) 366-0066

or your registered representative.

                        This page intentionally left blank.

--------------------------------------------------------------------------------
   GOLDEN AMERICAN LIFE INSURANCE COMPANY
   SEPARATE ACCOUNT B OF GOLDEN AMERICAN LIFE INSURANCE COMPANY

                              SMARTDESIGN

           DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY PROSPECTUS
--------------------------------------------------------------------------------

                                                            ____________, 2001

This prospectus describes SmartDesign, a group and individual deferred variable annuity contract (the "Contract") offered by Golden American Life Insurance Company (the "Company," "we" or "our"). The Contract may be purchased only by a transfer or rollover from an existing contract (the "prior contract") issued by us or one of our affiliates ("internal transfer"). The Contract may be issued only as a traditional Individual Retirement Annuity ("IRA") under section 408(b) of the Internal Revenue Code of 1986 as amended (the "Code") or as a Roth IRA under section 408A The Contract is not currently available as a Simplified Employer Pension (SEP) plan under 408(k) or as a Simple IRA under section 408(p).

     The Contract provides a means for you to invest your premium payments in one or more of mutual fund investment portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. The investment portfolios available under your Contract and the portfolio managers are listed on the back of this cover.

     We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We set the interest rates periodically. We will not set the interest rate to be less than a minimum annual rate of 3%. You may choose guaranteed interest periods of 6 months, and 1, 3, 5, 7 and 10 years. The interest earned on your money as well as your principal is guaranteed as long as you hold them until the maturity date. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. You bear the risk that you may receive less than your principal if we make a Market Value Adjustment. For Contracts sold in some states, not all Fixed Interest Allocations or subaccounts are available. You have a right to return a Contract within 10 days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

     This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated, _____________, 2001, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 2700, West Chester, Pennsylvania 19380 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN ANY SUBACCOUNT THROUGH THE AETNA GET FUND, AETNA VARIABLE PORTFOLIOS, INC., AIM VARIABLE INSURANCE FUNDS, ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC., BRINSON SERIES TRUST, FIDELITY VARIABLE INSURANCE PRODUCTS PORTFOLIOS, THE GCG TRUST, INVESCO VARIABLE INVESTMENT FUNDS, INC., JANUS ASPEN SERIES, PILGRIM VARIABLE INSURANCE TRUST, PILGRIM VARIABLE PRODUCTS TRUST, PIMCO VARIABLE INSURANCE TRUST, PIONEER VARIABLE CONTRACTS TRUST, PORTFOLIO PARTNERS, INC., THE PRUDENTIAL SERIES FUND OR PUTNAM VARIABLE TRUST IS NOT A BANK DEPOSIT AND IS NOT INSURED OR GUARANTEED BY ANY BANK OR BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE AETNA VARIABLE PORTFOLIOS, INC., AIM VARIABLE INSURANCE FUNDS, ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC., BRINSON SERIES TRUST, FIDELITY VARIABLE INSURANCE PRODUCTS PORTFOLIOS, THE GCG TRUST, INVESCO VARIABLE INVESTMENT FUNDS, INC., JANUS ASPEN SERIES, PILGRIM VARIABLE INSURANCE TRUST, PILGRIM VARIABLE PRODUCTS TRUST, PIMCO VARIABLE INSURANCE TRUST, PIONEER VARIABLE CONTRACTS TRUST, PORTFOLIO PARTNERS, INC., THE PRUDENTIAL SERIES FUND AND PUTNAM VARIABLE TRUST.

--------------------------------------------------------------------------------
        A LIST OF THE INVESTMENT PORTFOLIOS AND THE MANAGERS ARE LISTED
                           ON THE BACK OF THIS COVER.
--------------------------------------------------------------------------------

The investment portfolios available under your Contract and the portfolio managers are:

   AELTUS INVESTMENT MANAGEMENT, INC.                           INVESCO FUNDS GROUP, INC.
      Aetna GET Fund                                               INVESCO VIF-Financial Services Fund
      Aetna Index Plus Large Cap VP (Class S)                      INVESCO VIF-Health Sciences Fund
      Aetna Index Plus Mid Cap VP (Class S)                        INVESCO VIF-Utilities Fund
      Aetna Index Plus Small Cap VP (Class S)                   JANUS CAPITAL CORPORATION
      Aetna Value Opportunity VP (Class S)                        Growth and Income Portfolio
   AIM ADVISORS, INC.                                              Janus Aspen Series Worldwide Growth Portfolio
      AIM V.I. Dent Demographic Trends Fund                            (Service Shares)
          (Series II)                                           JENNISON ASSOCIATES, LLC
      AIM V.I. Growth Fund (Series II)                             Prudential Jennison Portfolio (Class II)
   ALLIANCE CAPITAL MANAGEMENT L.P.                                SP Jennison International Growth Portfolio
      AllianceBernstein Value Portfolio (Class B)                      (Class II)
      Alliance Growth and Income Portfolio(Class B)             MASSACHUSETTS FINANCIAL SERVICES COMPANY
      Alliance Premier Growth Portfolio (Class B)                  PPI  MFS Capital Opportunities Portfolio
   BRINSON ADVISORS, INC.                                          Research Series
      Brinson Tactical Allocation Portfolio (Class I)              Total Return Series
   EAGLE ASSET MANAGEMENT, INC.                                 PACIFIC INVESTMENT MANAGEMENT COMPANY
      Value Equity Series                                          Core Bond Series
   FIDELITY MANAGEMENT & RESEARCH COMPANY                          PIMCO High Yield Bond Portfolio
      Fidelity VIP Equity-Income Portfolio                      PIONEER INVESTMENT MANAGEMENT, INC.
          (Service Class 2)                                        Pioneer Fund VCT Portfolio (Class II)
      Fidelity VIP Growth Portfolio (Service Class 2)              Pioneer Small Company VCT Portfolio (Class II)
      Fidelity VIP II Contrafund Portfolio                      PUTNAM INVESTMENT MANAGEMENT, LLC
          (Service Class 2)                                        Putnam VT Growth and Income
   ING INVESTMENT MANAGEMENT, LLC                                      Portfolio (Class IB)
      Liquid Asset Portfolio                                       Putnam VT International Growth and Income
   ING PILGRIM INVESTMENTS, LLC                                        Portfolio (Class IB)
      Pilgrim VP Convertible Portfolio (Class S)                   Putnam VT Voyager Fund II Portfolio (Class IB)
      Pilgrim VP Growth and Income Portfolio
       (Class S)
      Pilgrim VP LargeCap Growth Portfolio(Class S)
      Pilgrim VP MagnaCap Portfolio (Class S)
      Pilgrim VIT Worldwide Growth Fund

The above mutual fund investment portfolios are purchased and held by corresponding divisions of our Separate Account B. We refer to the divisions as "subaccounts" and the money you place in the Fixed Account's guaranteed interest periods as "Fixed Interest Allocations" in this prospectus.

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                         PAGE

         Index of Special Terms.......................................     1
         Fees and Expenses............................................     2
         Performance Information......................................    18
               Accumulation Unit......................................    18
               Net Investment Factor..................................    18
               Condensed Financial Information........................    19
               Financial Statements...................................    19
               Performance Information................................    19
         Golden American Life Insurance Company.......................    20
         The Trusts...................................................    20
         Golden American Separate Account B...........................    22
         The Investment Portfolios....................................    22
               Investment Objectives..................................    22
               Investment Management Fees.............................    27
               GET Fund...............................................    29
               Restricted Funds.......................................    30
         The Fixed Interest Allocation................................    31
               Selecting a Guaranteed Interest Period.................    31
               Guaranteed Interest Rates..............................    32
               Transfers from a Fixed Interest Allocation.............    32
               Withdrawals from a Fixed Interest Allocation...........    33
               Market Value Adjustment................................    33
         Special Funds................................................    34
         The Annuity Contract.........................................    34
               Contract Date and Contract Year .......................    34
               Annuity Start Date.....................................    34
               Contract Owner.........................................    35
               Annuitant..............................................    35
               Beneficiary............................................    36
               Purchase and Availability of the Contract..............    37
               Crediting of Premium Payments..........................    37
               Administrative Procedures..............................    39
               Contract Value.........................................    39
               Cash Surrender Value...................................    40
               Surrendering to Receive the Cash Surrender Value.......    40
               The Subaccounts........................................    40
               Addition, Deletion or Substitution of Subaccounts
                 and Other Changes....................................    40
               The Fixed Account......................................    41
            Other Contracts...........................................    41
            Other Important Provisions................................    41
         Withdrawals..................................................    41
               Regular Withdrawals....................................    42
               Systematic Withdrawals.................................    42
               IRA Withdrawals........................................    43
         Transfers Among Your Investments.............................    44
               Transfers by Third Parties.............................    45
               Dollar Cost Averaging..................................    45
               Automatic Rebalancing..................................    46

--------------------------------------------------------------------------------
                          TABLE OF CONTENTS (CONTINUED)
--------------------------------------------------------------------------------

                                                                         PAGE

         Death Benefit Choices........................................    47
               Death Benefit During the Accumulation Phase............    47
                   Option Package I...................................    48
                   Option Package II..................................    48
                   Option Package III.................................    48
                   Transfers Between Option Packages..................    50
               Death Benefit During the Income Phase..................    51
               Continuation After Death- Spouse.......................    51
               Continuation After Death- Non-Spouse...................    52
               Required Distributions upon Contract Owner's Death.....    52
         Charges and Fees.............................................    53
               Charge Deduction Subaccount............................    53
               Charges Deducted from the Contract Value...............    53
                   Surrender Charge...................................    53
                   Nursing Home Waiver................................    53
                   Free Withdrawal Amount.............................    54
                   Surrender Charge for Excess Withdrawals............    54
                   Premium Taxes......................................    54
                   Administrative Charge..............................    54
                   Transfer Charge....................................    54
               Charges Deducted from the Subaccounts..................    55
                   Mortality and Expense Risk Charge..................    55
                   Asset-Based Administrative Charge..................    55
               Trust Expenses.........................................    55
         The Annuity Options..........................................    56
               Initiating Payments....................................    56
               What Affects Payment Amounts...........................    56
               Fixed Payments.........................................    56
               Variable Payments......................................    56
               Assumed Net Investment Rate............................    56
               Minimum Payment Amounts................................    56
               Restrictions on Start Dates and the Duration of
                 Payments.............................................    57
               Charges Deducted.......................................    57
               Death Benefit During the Income Phase..................    57
               Beneficiary Rights.....................................    58
               Partial Entry into the Income Phase....................    58
               Taxation...............................................    58
               Payment Options........................................    58
               Terms to Understand....................................    58
               Lifetime Income Phase Payment Options..................    59
               Nonlifetime Income Phase Payment Option................    60
         Other Contract Provisions....................................    60
               Reports to Contract Owners.............................    60
               Suspension of Payments.................................    60
               In Case of Errors in Your Application..................    60
               Assigning the Contract as Collateral...................    60

------------------------------------------------------------------------
                          TABLE OF CONTENTS (CONTINUED)
------------------------------------------------------------------------

                                                                        PAGE

               Contract Changes-Applicable Tax Law....................    61
               Free Look..............................................    61
               Group or Sponsored Arrangements........................    61
               Selling the Contract...................................    61
         Other Information............................................    62
               Voting Rights..........................................    62
               State Regulation.......................................    62
               Legal Proceedings......................................    62
               Legal Matters..........................................    63
               Experts................................................    63
         Federal Tax Considerations...................................    63
         More Information About Golden American Life Insurance
                 Company..............................................    69
         Unaudited Financial Statements of Golden American Life
                 Insurance Company....................................    92
         Financial Statements of Golden American Life Insurance
                 Company..............................................   104
         Statement of Additional Information
               Table of Contents......................................   131
         Appendix A
               Market Value Adjustment Examples.......................    A1
         Appendix B
               Surrender Charge for Excess Withdrawals Example........    B1
         Appendix C
               Withdrawal Adjustment for 5% Roll-Up Death Benefit
                  Examples............................................    C1
         Appendix D
               Projected Schedule of GET Fund Offerings...............    D1

                    This page intentionally left blank.

--------------------------------------------------------------------------------
                             INDEX OF SPECIAL TERMS
--------------------------------------------------------------------------------

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

SPECIAL TERM                            PAGE
Accumulation Unit                        12
Annual Ratchet                           46
Annuitant                                26
Annuity Start Date                       25
Cash Surrender Value                     28
Contract Date                            25
Contract Owner                           25
Contract Value                           28
Contract Year                            25
Fixed Interest Allocation                22
Free Withdrawal Amount                   49
Market Value Adjustment                  24
Net Investment Factor                    12
Restricted Fund                          21
5% Roll-up                               45
Special Fund                             25
Standard Death Benefit                   44


The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

TERM USED IN THIS PROSPECTUS            CORRESPONDING TERM USED IN THE CONTRACT
Accumulation Unit Value                 Index of Investment Experience
Annuity Start Date                      Annuity Commencement Date
Contract Owner                          Owner or Certificate Owner
Contract Value                          Accumulation Value
Transfer Charge                         Excess Allocation Charge
Fixed Interest Allocation               Fixed Allocation
Free Look Period                        Right to Examine Period
Guaranteed Interest Period              Guarantee Period
Subaccount(s)                           Division(s)
Net Investment Factor                   Experience Factor
Regular Withdrawals                     Conventional Partial Withdrawals
Withdrawals                             Partial Withdrawals

--------------------------------------------------------------------------------
                                FEES AND EXPENSES
--------------------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES

SURRENDER CHARGE:
Internal Transfers when the Prior Contract or arrangement either imposed a front end load or had no applicable surrender charge: There is no surrender charge under this Contract on amounts transferred or rolled over from a prior contract as an internal transfer when the prior contract either imposed a front end load or there was no applicable surrender charge under the prior contract.

Internal Transfers when the Prior Contract had an applicable surrender charge and additional premium payments not part of an Internal Transfer: We deduct a surrender charge if you surrender your Contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount for a contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of withdrawal, less any prior withdrawals in that contract year; or 2) the minimum required distribution ("MRD"). Under Option Package III, any unused free withdrawal amount may carry forward to successive contract years, but in no event would the free withdrawal amount at any time exceed 30% of contract value.

The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment withdrawn. The amount subject to surrender charge is the lesser of premium payments paid under the prior contract or the initial contract value.

    COMPLETE YEARS ELAPSED         0  |  1  |  2  |  3  |  4  |  5  |  6  |  7+
        SINCE PREMIUM PAYMENT*        |     |     |     |     |     |     |
                                      |     |     |     |     |     |     |
    SURRENDER CHARGE               6% |  6% |  5% |  4% |  3% |  2% |  1% |  0%

     * For amounts transferred or rolled over into this Contract as an internal transfer, the "Complete Years Elapsed" are calculated from the date of the first premium payment made under the prior contract.

       Transfer Charge.............................  $25  per  transfer, if  you  make more than 12 transfers in a contract year.
          (We currently do not impose this charge, but may do so in the future.)

          If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

ANNUAL CONTRACT ADMINISTRATIVE CHARGE*

        Administrative Charge..................      $30

        (We waive this charge if the total of your premium payments is $50,000 or more or if your contract value at the end of a contract year is $50,000 or more.)

        * We deduct this charge on each contract anniversary and on surrender. There is currently no Administrative Charge during the income phase. We reserve the right to impose a charge of up to 0.25% during the income phase in the future. If we are imposing this charge when you enter the income phase, it will apply to you during the entire income phase.

SEPARATE ACCOUNT ANNUAL CHARGES*

   ----------------------------------------------------------------------------
                                            OPTION      OPTION        OPTION
                                          PACKAGE I   PACKAGE II   PACKAGE III
   ----------------------------------------------------------------------------
   Mortality & Expense Risk Charge          0.60%        0.80%        0.95%
   Asset-Based Administrative Charge        0.15%        0.15%        0.15%
                                            -----        -----        -----
       Total                                0.75%        0.95%        1.10%
   ----------------------------------------------------------------------------
   GET Fund Guarantee Charge*               0.50%        0.50%        0.50%
   Total With GET Fund Guarantee Charge     1.25%        1.45%        1.60%
   ----------------------------------------------------------------------------

     * As a percentage of average daily assets in each subaccount. The Separate Account Annual Charges are deducted daily.

     ** During the income phase, the Mortality & Expense Risk Charge, on an annual basis, is equal to 1.50% of amounts invested in the subaccounts.

     *** The GET Fund Guarantee Charge is deducted daily during the guarantee period from amounts allocated to the GET Fund investment option. Please see page ___ for a description of the GET Fund guarantee.

THE AETNA GET FUND ANNUAL EXPENSES (AS A PERCENTAGE OF THE AVERAGE DAILY NET ASSETS OF A PORTFOLIO):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
   Aetna GET Fund (1)                    0.60%        0.25%        0.15%          1.00%            0.00%          1.00%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1)   During the offering period, the Investment Advisory Fee is 0.25%.

THE AETNA VARIABLE PORTFOLIOS, INC. ANNUAL EXPENSES (AS A PERCENTAGE OF THE AVERAGE DAILY NET ASSETS OF A PORTFOLIO):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
   Aetna Index Plus Large Cap
     (Class S) (2)                       0.35%        0.25%        0.09%          0.69%            0.00%          0.69%
   Aetna Index Plus Mid Cap
     (Class S) (3)                       0.40%        0.25%        0.22%          0.87%            0.02%          0.85%
   Aetna Index Plus Small Cap
     (Class S) (3)                       0.40%        0.25%        0.46%          1.11%            0.26%          0.85%
   Aetna Value Opportunity
     (Class S) (2)                       0.60%        0.25%        0.15%          1.00%            0.00%          1.00%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1) Because Class S shares are new, the expenses shown are based on expenses incurred by Class R shareholders for the year ended 12/31/00, adjusted for differences in the distribution (12b-1) fee applicable to Class S.

       (2) Aeltus is contractually obligated through December 31, 2001 to waive all or a portion of its investment advisory fees and/or its administrative services fees and/or to reimburse a portion of other expenses in order to maintain a certain expense ratio.

       (3) Aeltus is contractually obligated through December 31, 2001 to waive all or a portion of its investment advisory fees and/or its administrative services fees and/or to reimburse a portion of other expenses in order to ensure that the Portfolios' total operating expenses do not exceed the percentage reflected under Net Fund Annual Expenses.

THE AIM VARIABLE INSURANCE FUND EXPENSES (as a percentage of the average daily net assets of a portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
   AIM V.I. Dent Demographic
     Trends Fund (Series II)             0.62%        0.25%        0.76%          1.63%            0.18%          1.45%
   AIM V.I. Growth Fund
     (Series II)                         0.61%        0.25%        0.22%          1.08%            0.00%          1.08%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1) Based on estimated assets. The investment advisor has agreed to waive fees and/or reimburse Rule 12b-1 distribution plan expenses (excluding interest, taxes, dividend expense on short sales, extraordinary items and increases in expense due to expense offset arrangements, if any) to limit total Series II operating expenses to 1.45% of average daily net assets until December 31, 2001.

THE ALLIANCE VARIABLE PRODUCT SERIES FUND EXPENSES (as a percentage of the average daily net assets of a portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
   AllianceBernstein Value
     (Class B) (1)                       0.75%        0.25%        0.00%          1.00%            0.00%          1.00%
   Alliance Growth and Income
     (Class B)                           0.63%        0.25%        0.00%          0.88%            0.00%          0.88%
   Alliance Premier Growth
     (Class B)                           1.00%        0.25%        0.00%          1.25%            0.00%          1.25%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1) Alliance Capital is contractually obligated through December 31, 2001 to waive all or a portion of its investment advisory fees and/or its administrative services fees and/or to reimburse a portion of other expenses in order to ensure that the Portfolio's total operating expenses do not exceed the percentage reflected under Net Fund Annual Expenses.

THE BRINSON SERIES TRUST EXPENSES (as a percentage of the average daily net assets of a portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
   Brinson Tactical Allocation
     (Class I)                           0.50%        0.25%        0.00%          0.75%            0.00%          0.75%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

THE FIDELITY VARIABLE INSURANCE PRODUCTS PORTFOLIO EXPENSES (as a percentage of the average daily net assets of a portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
   Fidelity VIP Equity
     Income (2)  (Service Class 2)       0.48%        0.25%        0.10%          0.83%            0.00%          0.83%
   Fidelity VIP Growth (2)
     (Service Class 2)                   0.57%        0.25%        0.09%          0.91%            0.00%          0.91%
   Fidelity VIP II Contrafund (3)
     (Service Class 2)                   0.57%        0.25%        0.10%          0.92%            0.00%          0.92%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.

       (2) Effective January 12, 2000, FMR has voluntarily agreed to reimburse Service Class 2 of the fund to the extent that total operating expense (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses), as a percentage of its average net assets, exceed 1.75%. This arrangement may be discontinued by FMR at any time.

       (3) Effective January 12, 2000, FMR has voluntarily agreed to reimburse Service Class 2 of the fund to the extent that total operating expense (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses), as a percentage of its average net assets, exceed 1.25%. This arrangement may be discontinued by FMR at any time.


THE GCG TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     Liquid Asset                       0.54%        0.00%        0.01%           0.55%           0.00%          0.55%
     Core Bond                          1.00%        0.00%        0.01%           1.01%           0.00%          1.01%
     Growth and Income                  1.10%        0.00%        0.01%           1.11%           0.00%          1.11%
     Total Return                       0.88%        0.00%        0.01%           0.89%           0.00%          0.89%
     Value Equity                       0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
     Research                           0.88%        0.00%        0.01%           0.89%           0.00%          0.89%
   -------------------------------------------------------------------------------------------------------------------------

     (1) Fees decline as the total assets of certain combined portfolios increase. See the prospectus for the GCG Trust for more information.

     (2) Other expenses generally consist of independent trustees fees and certain expenses associated with investing in international markets. Other expenses are based on actual expenses for the year ended December 31, 2000.

     (3) Total Fund Annual Expenses are based on actual expenses for the fiscal year ended December 31, 2000.

THE INVESCO VARIABLE INVESTMENT FUNDS, INC. EXPENSES (as a percentage of the average daily net assets of a portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
   INVESCO VIF - Financial (1)
     Services                            0.75%        0.00%        0.34%          1.09%            0.00%          1.09%
   INVESCO VIF - Health (1)
     Sciences                            0.75%        0.00%        0.32%          1.07%            0.00%          1.07%
   INVESCO VIF - Utilities (2)
     Sciences                           0.60%%        0.00%        0.81%          1.41%            0.19%          1.22%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1) The Fund's actual Other Expenses and Total Fund Annual Expenses were lower than the figures shown because its custodian fees were reduced under an expense offset arrangement. Certain expenses of the Fund were absorbed voluntarily by INVESCO pursuant to a commitment between the Fund and INVESCO. This commitment may be changed at any time following consultation with the board of directors. After absorption, but excluding any expense offset arrangements, the Fund's Other Expenses and Total Fund Annual Expenses for the period ended December 31, 2000 were insignificant.

       (2) The Fund's actual Other Expenses and Total Fund Annual Expenses were lower than the figures shown because its custodian fees were reduced under an expense offset arrangement. Certain expenses of the Fund were absorbed voluntarily by INVESCO pursuant to a commitment between the Fund and INVESCO. This commitment may be changed at any time following consultation with the board of directors. After absorption, but excluding any expense offset arrangements, the Fund's Other Expenses and Total Fund Annual Expenses for the fiscal year ended December 31, 2000 were 0.62% and 1.22%, respectively, of the Fund's average net assets.


THE JANUS ASPEN SERIES EXPENSES (as a percentage of the average daily net assets of a portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
   Janus Aspen Series
     Worldwide Growth
     (Service Shares)                    0.65%        0.25%        0.05%          0.95%            0.01%          0.94%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1) Expenses are based upon expenses for the year ended December 31, 2000, restated to reflect a reduction in the management fee for the portfolio. Expenses are stated both with and without contractual waivers by Janus Capital. Waivers, if applicable, are first applied against the management fee and then against other expenses, and will continue until at least the next annual renewal of the advisory agreement.

PILGRIM VARIABLE INSURANCE TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     Pilgrim VIT Worldwide
       Growth                          1.00%        0.25%        1.72%           2.97%           1.74%          1.23%
   -------------------------------------------------------------------------------------------------------------------------

       (1) The table shows the estimated operating expenses for the Portfolio as a ratio of expenses to average daily net assets. These estimates are based on the Portfolio's actual operating expenses for its most recent complete fiscal year and fee waivers to which the Adviser has agreed for the Portfolio.

       (2) ING Pilgrim Investments, LLC has entered into an expense limitation contract with the Fund, under which it will limit expenses of the Fund, excluding interest, taxes, brokerage and extraordinary expenses through February 28, 2002. The expense limit for the Fund is shown as Net Fund Annual Expenses. Fee waiver and/or reimbursements by ING Pilgrim Investments, LLC may vary in order to achieve such contractually obligated Net Fund Annual Expenses.


PILGRIM VARIABLE PRODUCTS TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio)(1):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     Pilgrim VP Convertible
       (Class S)                        0.75%        0.25%        0.25%          1.25%            0.15%          1.10%
     Pilgrim VP Growth and
       Income (Class S)                 0.75%        0.25%        0.25%          1.25%            0.15%          1.10%
     Pilgrim VP LargeCap
       (Class S)                        0.75%        0.25%        0.25%          1.25%            0.15%          1.10%
     Pilgrim VP MagnaCap
       (Class S)                        0.75%        0.25%        7.15%          8.15%            7.05%          1.10%
   -------------------------------------------------------------------------------------------------------------------------

       (1) Because Class S shares are new for each portfolio, the Other Expenses for the MagnaCap Portfolio is based on Class R expenses of the Portfolio. For all other Portfolios, which had not commenced operations prior to the date of this prospectus, other expenses are based on estimated amounts for the current fiscal year. ING Pilgrim Investments, LLC has entered into expense limitation agreements with each portfolio, under which it will limit expenses of the portfolio, excluding interest, taxes, brokerage and extraordinary expenses subject to possible reimbursement to ING. The expense limit for each Portfolio is shown as Net Fund Annual Expenses. For each Portfolio, the expense limits will continue through at least December 31, 2001.

THE PIMCO VARIABLE INSURANCE TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     PIMCO High Yield Bond              0.25%        0.15%        0.35%          0.75%            0.00%          0.75%
   -------------------------------------------------------------------------------------------------------------------------

       (1) PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.75% of average daily net assets for the Portfolio. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

THE PIONEER VARIABLE CONTRACT TRUST EXPENSES (as a percentage of the average daily net assets of the portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     Pioneer Fund VCT
       (Class II)                       0.65%        0.25%        0.03%          0.93%            0.00%          0.93%
     Pioneer Small Company VCT
       (Class II) (1)                   0.75%        0.25%        0.60%          1.60%            0.10%          1.50%
   -------------------------------------------------------------------------------------------------------------------------

       (1) Pioneer has agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 1.25% of the average daily net assets attributable to Class I shares; the portion of portfolio expenses attributable to Class II shares will be reduced only to the extent such expenses are reduced for Class I shares. Pioneer may subsequently recover reimbursed expenses from the portfolio if the portfolio's expense ratio is less than the expense limitation.


THE PORTFOLIO PARTNERS, INC. EXPENSES (as a percentage of the average daily net assets of the portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     PPI MFS Capital
       Opportunities                    0.65%        0.00%        0.25%          0.90%            0.00%          0.90%
   -------------------------------------------------------------------------------------------------------------------------

THE PRUDENTIAL SERIES FUND ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
    Prudential Jennison (Class II)      0.60%        0.25%        0.19%          1.04%            0.00%          1.04%
     SP Jennison International
     Growth (Class II)                  0.85%        0.25%        0.54%          1.64%            0.00%          1.64%
   -------------------------------------------------------------------------------------------------------------------------

       (1) The 12b-1 fees for the Prudential Jennison Portfolio and the SP Jennison International Growth Portfolio are imposed to enable the portfolios to recover certain sales expenses, including compensation to broker-dealers, the cost of printing prospectuses for delivery to prospective investors and advertising costs for the portfolio. Over a long period of time, the total amount of 12b-1 fees paid may exceed the amount of sales charges imposed by the product.

       (2) Any reimbursement by the investment adviser of investment advisory or other expenses is voluntary, and not a contractual obligation.


THE PUTNAM VARIABLE TRUST EXPENSES (as a percentage of the average daily net assets of the portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     Putnam VT Growth and
        Income (Class IB)               0.46%        0.25%        0.04%          0.75%            0.00%          0.75%
     Putnam VT International
        Growth and Income
        (Class IB)                      0.80%        0.25%        0.17%          1.22%            0.00%          1.22%
     Putnam VT Voyager Fund II
        (Class IB) (1)                  0.70%        0.25%        0.30%          1.25%            0.00%          1.25%
   -------------------------------------------------------------------------------------------------------------------------

     (1) The portfolio began operation on September 29, 2000, so the Net Fund Annual Expenses are estimated.

THE PURPOSE OF THE FOREGOING TABLES IS TO HELP YOU UNDERSTAND THE VARIOUS COSTS AND EXPENSES THAT YOU WILL BEAR DIRECTLY AND INDIRECTLY. SEE THE PROSPECTUSES OF THE AETNA GET FUND, AETNA VARIABLE PORTFOLIOS, INC., AIM VARIABLE INSURANCE FUNDS, ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC., BRINSON SERIES TRUST, FIDELITY VARIABLE INSURANCE PRODUCTS PORTFOLIOS, THE GCG TRUST, INVESCO VARIABLE INVESTMENT FUNDS, INC., JANUS ASPEN SERIES, PILGRIM VARIABLE INSURANCE TRUST, PILGRIM VARIABLE PRODUCTS TRUST, PIMCO VARIABLE INSURANCE TRUST, PIONEER VARIABLE CONTRACTS TRUST, PORTFOLIO PARTNERS, INC., THE PRUDENTIAL SERIES FUND AND PUTNAM VARIABLE TRUST FOR ADDITIONAL INFORMATION ON MANAGEMENT OR ADVISORY FEES AND IN SOME CASES ON OTHER PORTFOLIO EXPENSES.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the tables above or in the examples below.

EXAMPLES:

The following two examples are designed to show you the expenses you would pay on a $1,000 investment that earns 5% annually. Each example assumes election of Option Package III. The examples reflect the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.03% of assets (based on an average contract value of $50,000). Expenses for the GET Fund also reflect the asset-based GET Fund guarantee charge of 0.50% of assets in the GET Fund. Because a GET Fund series has a five year period to maturity, "N/A" is shown in the 10 year expense column for the GET Fund. Each example also assumes that any applicable expense reimbursements of underlying portfolio expenses will continue for the periods shown. If Option Package I or II is elected instead of Option Package III used in the examples, the actual expenses will be less than those represented in the examples. Each example also assumes that all premium payments are subject to surrender charge. Note that if some or all of the amounts held under the Contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Note that surrender charges may apply if you choose to annuitize your Contract within the first 5 contract years. Thus, in the event you annuitize your Contract under circumstances which require a surrender charge, you should refer to Example 1 below which assumes applicable surrender charges.

Example 1:

If you surrender your Contract at the end of the applicable time period, you would pay the following expenses for each $1,000 invested:

       -------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS           5 YEARS          10 YEARS
       -------------------------------------------------------------------------------------------------------------------

        AETNA GET FUND
        Aetna GET Fund                                     $104              $174             $227              N/A*

        AETNA VARIABLE PORTFOLIOS, INC.
        Aetna Index Plus Large Cap VP                      $ 96              $150             $188              $368
        Aetna Index Plus Mid Cap VP                        $ 98              $155             $196              $383
        Aetna Index Plus Small Cap VP                      $ 98              $155             $196              $383
        Aetna Value Opportunity VP                         $ 99              $160             $203              $397

        AIM VARIABLE INSURANCE FUNDS
        AIM V.I. Dent Demographic Trends                   $104              $173             $225              $437
        AIM V.I. Growth                                    $100              $162             $207              $404

        ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
        Alliance Bernstein Value                           $101              $165             $213              $415
        Alliance Growth and Income                         $ 99              $158             $201              $392
        Alliance Premier Growth                            $102              $168             $217              $424

        BRINSON SERIES TRUST
        Brinson Tactical Allocation                        $ 99              $159             $202              $395

        FIDELITY VARIABLE INSURANCE PRODUCTS PORTFOLIO
        Fidelity VIP Equity-Income                         $ 98              $154             $195              $380
        Fidelity VIP Growth                                $ 98              $157             $198              $388
        Fidelity VIP II Contrafund                         $ 98              $157             $198              $388

        THE GCG  TRUST
        Core Bond                                          $ 99              $160             $204              $398
        Growth and Income                                  $101              $163             $208              $407
        Liquid Asset                                       $ 95              $146             $181              $354
        Research                                           $ 98              $156             $198              $387
        Total Return                                       $ 98              $156             $198              $387
        Value Equity                                       $ 99              $158             $201              $392

        INVESCO VARIABLE INVESTMENT FUNDS, INC.
        INVESCO VIF-Financial Services                     $100              $162             $208              $405
        INVESCO VIF-Health Sciences                        $100              $162             $207              $403
        INVESCO VIF-Utilities                              $102              $166             $214              $417

        JANUS ASPEN SERIES
        Janus Aspen Series Worldwide Growth                $ 99              $158             $200              $391

        PILGRIM VARIABLE INSURANCE TRUST
        Pilgrim VIT Worldwide Growth                       $102              $166             $214              $418

        PILGRIM VARIABLE PRODUCTS TRUST
        Pilgrim VP Convertible                             $100              $162             $208              $406
        Pilgrim VP Growth and Income                       $100              $162             $208              $406
        Pilgrim VP LargeCap Growth                         $100              $162             $208              $406
        Pilgrim VP MagnaCap                                $100              $162             $208              $406

            * Current GET Fund Series are available for 5 year guarantee periods only. Therefore, no GET Fund expenses are included in the expense example under 10 years.
       -------------------------------------------------------------------------------------------------------------------

       -------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS           5 YEARS          10 YEARS
       -------------------------------------------------------------------------------------------------------------------


        PIMCO VARIABLE INSURANCE TRUST
        PIMCO High Yield Bond                              $ 97              $152             $191              $373

        PIONEER VARIABLE CONTRACTS TRUST
        Pioneer Fund VCT                                   $ 99              $158             $200              $390
        Pioneer Small Company VCT                          $104              $174             $227              $442

        PORTFOLIO PARTNERS, INC.
        PPI  MFS Capital Opportunities                     $ 98              $157             $198              $388

        THE PRUDENTIAL SERIES FUND, INC.
        Prudential Jennison                                $100              $161             $205              $400
        SP Jennison International Growth                   $106              $178             $233              $454

        PUTNAM VARIABLE TRUST
        Putnam VT Growth and Income                        $ 97              $152             $191              $373
        Putnam VT International Growth
           and Income                                      $102              $166             $214              $417
        Putnam VT Voyager                                  $102              $167             $215              $419
       --------------------------------------------- ----------------- ---------------- ----------------- ----------------

Example 2:

If you do not surrender your Contract at the end of the applicable time period, you would pay the following expenses for each $1,000 invested:

       -------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS           5 YEARS          10 YEARS
       -------------------------------------------------------------------------------------------------------------------

        AETNA GET FUND
        Aetna GET Fund                                      $44              $134             $227              N/A*

        AETNA VARIABLE PORTFOLIOS, INC.
        Aetna Index Plus Large Cap VP                       $36              $110             $188              $368
        Aetna Index Plus Mid Cap VP                         $38              $115             $196              $383
        Aetna Index Plus Small Cap VP                       $38              $115             $196              $383
        Aetna Value Opportunity VP                          $39              $120             $203              $397

        AIM VARIABLE INSURANCE FUNDS
        AIM V.I. Dent Demographic Trends                    $44              $133             $225              $437
        AIM V.I. Growth                                     $40              $122             $207              $404

        ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
        Alliance Bernstein Value                            $41              $125             $213              $415
        Alliance Growth and Income                          $39              $118             $201              $392
        Alliance Premier Growth                             $42              $128             $217              $424

        BRINSON SERIES TRUST
        Brinson Tactical Allocation                         $39              $119             $202              $395

        FIDELITY VARIABLE INSURANCE PRODUCTS PORTFOLIO
        Fidelity VIP Equity-Income                          $38              $114             $195              $380
        Fidelity VIP Growth                                 $38              $117             $198              $388
        Fidelity VIP II Contrafund                          $38              $117             $198              $388

        THE GCG  TRUST
        Core Bond                                           $39              $120             $204              $398
        Growth and Income                                   $41              $123             $208              $407
        Liquid Asset                                        $35              $106             $181              $354
        Research                                            $38              $116             $198              $387
        Total Return                                        $38              $116             $198              $387
        Value Equity                                        $39              $118             $201              $392

        INVESCO VARIABLE INVESTMENT FUNDS, INC.
        INVESCO VIF-Financial Services                      $40              $122             $208              $405
        INVESCO VIF-Health Sciences                         $40              $122             $207              $403
        INVESCO VIF-Utilities                               $42              $126             $214              $417

        JANUS ASPEN SERIES
        Janus Aspen Series Worldwide Growth                 $39              $118             $200              $391

        PILGRIM VARIABLE INSURANCE TRUST
        Pilgrim VIT Worldwide Growth                        $42              $126             $214              $418

        PILGRIM VARIABLE PRODUCTS TRUST
        Pilgrim VP Convertible                              $40              $122             $208              $406
        Pilgrim VP Growth and Income                        $40              $122             $208              $406
        Pilgrim VP LargeCap Growth                          $40              $122             $208              $406
        Pilgrim VP MagnaCap                                 $40              $122             $208              $406

            * Current GET Fund Series are available for 5 year guarantee periods only. Therefore, no GET Fund expenses are included in the expense example under 10 years.

       -------------------------------------------------------------------------------------------------------------------

       -------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS           5 YEARS          10 YEARS
       -------------------------------------------------------------------------------------------------------------------

        PIMCO VARIABLE INSURANCE TRUST
        PIMCO High Yield Bond                               $37              $112             $191              $373

        PIONEER VARIABLE CONTRACTS TRUST
        Pioneer Fund VCT                                    $39              $118             $200              $390
        Pioneer Small Company VCT                           $44              $134             $227              $442

        PORTFOLIO PARTNERS, INC.
        PPI  MFS Capital Opportunities                      $38              $117             $198              $388

        THE PRUDENTIAL SERIES FUND, INC.
        Prudential Jennison                                 $40              $121             $205              $400
        SP Jennison International Growth                    $46              $138             $233              $454

        PUTNAM VARIABLE TRUST
        Putnam VT Growth and Income                         $37              $112             $191              $373
        Putnam VT International Growth
           and Income                                       $42              $126             $214              $417
        Putnam VT Voyager                                   $42              $127             $215              $419
       --------------------------------------------- ----------------- ---------------- ----------------- ----------------

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN SUBJECT TO THE TERMS OF YOUR CONTRACT.

Compensation is paid for the sale of the Contracts. For information about this compensation, see "Selling the Contract."

--------------------------------------------------------------------------------
                             PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

ACCUMULATION UNIT

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

THE NET INVESTMENT FACTOR

The Net Investment Factor is an index number which reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

     1) We take the net asset value of the subaccount at the end of each business day.

     2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.

     3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.

     4) We then subtract the applicable daily mortality and expense risk charge and the daily asset-based administrative charge from the subaccount and, for the GET Fund subaccount only, the GET Fund guarantee charge.

Calculations for the subaccounts are made on a per share basis.

CONDENSED FINANCIAL INFORMATION

Because sales of the Contract had not commenced as of the date of this prospectus, no condensed financial information is included.

FINANCIAL STATEMENTS

The audited financial statements of Separate Account B for the year ended December 31, 2000 are included in the Statement of Additional Information. The audited consolidated financial statements of Golden American for the years ended December 31, 2000, 1999 and 1998 are included in this prospectus.

PERFORMANCE INFORMATION

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Asset subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolio and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the Liquid Asset subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Asset subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming no surrender.

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and
(iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

--------------------------------------------------------------------------------
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Golden American Life Insurance Company is a Delaware stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. Golden American is a wholly owned subsidiary of Equitable of Iowa Companies, Inc. ("Equitable of Iowa"). Equitable of Iowa is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. Golden American is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. In May 1996, Golden American established a subsidiary, First Golden American Life Insurance Company of New York, which is authorized to sell annuities in New York and Delaware. Golden American's consolidated financial statements appear in this prospectus.

Equitable of Iowa is the holding company for Golden American, Directed Services, Inc., the investment manager of the GCG Trust and the distributor of the Contracts, and other interests. ING also owns Pilgrim Investments, LLC, a portfolio manager of the GCG Trust, and the investment manager of the Pilgrim Variable Insurance Trust and the Pilgrim Variable Products Trust. ING also owns Baring International Investment Limited, another portfolio manager of the GCG Trust and ING Investment Management Advisors B.V., a portfolio manager of the Pilgrim Variable Insurance Trust.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

--------------------------------------------------------------------------------
                                   THE TRUSTS
--------------------------------------------------------------------------------

Aetna GET Fund is an open-end investment company authorized to issue multiple series of shares. Shares of the series are offered to insurance company separate accounts, including Golden American Separate Account B, that fund variable annuity contracts. The address of Aetna GET Fund is 1475 Dunwoody Drive, West Chester, PA 19380.

Aetna Variable Portfolios, Inc. is a mutual fund whose shares are offered to insurance company separate accounts, including Golden American Separate Account B, that fund both annuity and life insurance contracts and to certain tax-qualified retirement plans. The address of Aetna Variable Portfolios, Inc. is 151 Farmington Avenue, Hartford, Connecticut 06156-8962.

AIM Variable Insurance Funds is a mutual fund whose shares are currently offered only to insurance company separate accounts. The address of AIM Variable Insurance Funds is 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

Alliance Variable Products Series Fund, Inc. is also a mutual fund whose shares are available to separate accounts of insurance companies, including Golden American Separate Account B, for both variable annuity contracts and variable life insurance policies. The address of Alliance Variable Products Series Fund, Inc. is P.O. Box 1520, Secausus, NJ 07096-1520.

Brinson Series Trust is a mutual fund which offers shares only to insurance company separate accounts, including Golden American Separate Account B, that fund certain variable annuity and variable life insurance contracts. The address of Brinson Series Trust is 51 West 52nd Street, New York, New York 10019-6114.

Fidelity Variable Insurance Products is also a mutual fund which offers its shares only to separate accounts of insurance companies that offer variable annuity and variable life insurance products. Fidelity Variable Insurance Products is located at 82 Devonshire Street, Boston, MA 02109.

The GCG Trust is a mutual fund whose shares are offered to separate accounts funding variable annuity and variable life insurance policies offered by Golden American and other affiliated insurance companies. The GCG Trust may also sell its shares to separate accounts of insurance companies not affiliated with Golden American. Pending SEC approval, shares of the GCG Trust may also be sold to certain qualified pension and retirement plans. The address of the GCG Trust is 1475 Dunwoody Drive, West Chester, PA 19380.

INVESCO Variable Investment Funds, Inc. is a mutual fund sold exclusively to insurance company separate accounts for variable annuity and variable life insurance contracts. The address of INVESCO Variable Investment Funds, Inc. is P.O. Box 173706, Denver, Colorado 80217-3706.

Janus Aspen Series is a mutual fund whose shares are offered in connection with investment in and payments under variable annuity contracts and variable life insurance contracts, as well as certain qualified retirement plans. The address of Janus Aspen Series is 100 Fillmore Street, Denver, Colorado 80206-4928.

The Pilgrim Variable Insurance Trust (formerly the ING Variable Insurance Trust) is also a mutual fund whose shares are offered to separate accounts funding variable annuity contracts offered by Golden American and other insurance companies, both affiliated and unaffiliated with Golden American. The address of Pilgrim Variable Insurance Trust is 40 North Central Avenue, Suite 1200, Phoenix, AZ 85004.

The Pilgrim Variable Products Trust is also a mutual fund whose shares are offered to separate accounts funding variable annuity contracts offered by Golden American and other insurance companies, both affiliated and unaffiliated with Golden American. The address of Pilgrim Variable Products Trust is 40 North Central Avenue, Suite 1200, Phoenix, AZ 85004.

The PIMCO Variable Insurance Trust is also a mutual fund whose shares are available to separate accounts of insurance companies, including Golden American, for both variable annuity contracts and variable life insurance policies and to qualified pension and retirement plans. The address of the PIMCO Variable Insurance Trust is 840 Newport Center Drive, Suite 300, Newport Beach, CA 92660.

Pioneer Variable Contracts Trust is an open-end management investment company. Shares of the portfolios are offered primarily to insurance companies to fund the benefits under variable annuity and variable life insurance contracts issued by their companies. The address of Pioneer Variable Contracts Trust is 60 State Street, Boston, Massachusetts 02109.

Portfolio Partners, Inc. is a mutual fund whose shares are offered only to insurance companies to fund benefits under their variable annuity and variable life insurance contracts. The address of Portfolio Partners, Inc. is 151 Farmington Avenue, Hartford, Connecticut 06156-8962.

The Prudential Series Fund, Inc. is also a mutual fund whose shares are available to separate accounts funding variable annuity and variable life insurance polices offered by The Prudential Insurance Company of America, its affiliated insurers and other life insurance companies not affiliated with Prudential, including Golden American. The address of the Prudential Series Fund is 751 Broad Street, Newark, NJ 07102.

Putnam Variable Trust is a mutual fund whose shares are available for purchase by separate accounts of insurance companies. The address of Putnam Variable Trust is One Post Office Square, Boston, Massachusetts 02109.

In the event that, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts conflict, we, the Boards of Trustees of the Aetna GET Fund, Brinson Series Trust, Fidelity Variable Insurance Products Fund and Variable Insurance Products Fund II, The GCG Trust, Janus Aspen Series, the Pilgrim Variable Insurance Trust, the Pilgrim Variable Products Trust, the PIMCO Variable Insurance Trust, Pioneer Variable Contracts Trust, and Putnam Variable Trust and the Board of Directors of Aetna Variable Portfolios, Inc., Alliance Variable Products Series Fund, Inc., INVESCO Variable Investment Funds, Inc., Portfolio Partners, Inc. and Prudential Series Fund, and the management of Directed Services, Inc. and any insurance companies participating in the Trusts will monitor events to identify and resolve any material conflicts that may arise.

YOU WILL FIND MORE DETAILED INFORMATION ABOUT THE Aetna GET Fund, Aetna Variable Portfolios, Inc., AIM Variable Insurance Funds, Alliance Variable Products Series Fund, Inc., Brinson Series Trust, Fidelity Variable Insurance Products Fund and Variable Insurance Products Fund II, The GCG Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Pilgrim Variable Insurance Trust, Pilgrim Variable Products Trust, PIMCO Variable Insurance Trust, Pioneer Variable Contracts Trust, Portfolio Partners, Inc., The Prudential Series Fund and Putnam Variable Trust IN THE ACCOMPANYING PROSPECTUS FOR EACH TRUST. YOU SHOULD READ THEM CAREFULLY BEFORE INVESTING.

--------------------------------------------------------------------------------
                       GOLDEN AMERICAN SEPARATE ACCOUNT B
--------------------------------------------------------------------------------

Golden American Separate Account B ("Separate Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of the GCG Trust, the PIMCO Variable Insurance Trust, the Pilgrim Variable Insurance Trust, the Prudential Series Fund, the Pilgrim Variable Products Trust or the ProFunds. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

NOTE: We currently offer other variable annuity contracts that invest in Separate Account B but are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract -- Addition, Deletion, or Substitution of Subaccounts and Other Changes."

--------------------------------------------------------------------------------
                            THE INVESTMENT PORTFOLIOS
--------------------------------------------------------------------------------

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios listed in the section below. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO ANY INVESTMENT PORTFOLIO, AND YOU MAY LOSE YOUR PRINCIPAL.

INVESTMENT OBJECTIVES

The investment objective of each investment portfolio is set forth below. You should understand that there is no guarantee that any portfolio will meet its investment objectives. Meeting objectives depends on various factors, including, in certain cases, how well the portfolio managers anticipate changing economic and market conditions. Separate Account B also has other subaccounts investing in other portfolios which are not available to the Contract described in this prospectus. YOU CAN FIND MORE DETAILED INFORMATION ABOUT THE INVESTMENT PORTFOLIOS IN THE PROSPECTUSES FOR THE AETNA GET FUND, AETNA VARIABLE PORTFOLIOS, INC., AIM VARIABLE INSURANCE FUNDS, ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC., BRINSON SERIES TRUST, FIDELITY VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND II, THE GCG TRUST, INVESCO VARIABLE INVESTMENT FUNDS, INC., JANUS ASPEN SERIES, PILGRIM VARIABLE INSURANCE TRUST, PILGRIM VARIABLE PRODUCTS TRUST, PIMCO VARIABLE INSURANCE TRUST, PIONEER VARIABLE CONTRACTS TRUST, PORTFOLIO PARTNERS, INC., THE PRUDENTIAL SERIES FUND AND PUTNAM VARIABLE TRUST. YOU SHOULD READ THESE PROSPECTUSES BEFORE INVESTING.

      INVESTMENT PORTFOLIO                   INVESTMENT OBJECTIVE
      -------------------------------------- -----------------------------------
      AETNA GET FUND
      Get Fund                               Seeks to achieve maximum total
                                             return without compromising a
                                             minimum targeted return (Targeted
                                             Return) by participation in
                                             favorable equity market performance
                                             during the Guarantee Period.

                                             During the Offering Period, invests
                                             in short-term instruments.
                                             During the Guarantee Period, the
                                             Series will be allocated between
                                             the:

                                             Equity Component, invested in
                                             common  stocks  included in the
                                             Standard and Poor's 500 Index
                                             (S&P 500) and futures contracts
                                             on the S&P 500; and the

                                             Fixed Component,  invested
                                             primarily in short- to
                                             intermediate-duration U.S.
                                             Government securities.
                                             -----------------------------------

      AETNA VARIABLE PORTFOLIOS, INC.
      Aetna Index Plus Large Cap VP

                                             Seeks to outperform the total
                                             return performance of the Standard
                                             & Poor's 500 Composite Index (S&P
                                             500), while maintaining a market
                                             level of risk.

                                             Invests at least 80%
                                             of its net assets in stocks
                                             included in the S&P 500.
                                             -----------------------------------
      Aetna Index Plus Mid Cap VP

                                             Seeks to outperform the total
                                             return performance of the Standard
                                             & Poor's MidCap 400 Index (S&P
                                             400), while maintaining a market
                                             level of risk.

                                             Invests at least 80%
                                             of its net assets in stocks
                                             included in the S&P 400.
                                             -----------------------------------
      Aetna Index Plus Small Cap VP

                                             Seeks to outperform the total
                                             return performance of the Standard
                                             & Poor's SmallCap 600 Index (S&P
                                             600), while maintaining a market
                                             level of risk.

                                             Invests at least 80%
                                             of its net assets in stocks
                                             included in the S&P 600.
                                             -----------------------------------
      Aetna Value Opportunity VP

                                             Seeks growth of capital primarily
                                             through investment in a diversified
                                             portfolio of common stocks and
                                             securities convertible into common
                                             stock.

                                             Normally, invests at least
                                             65% of its total assets in common
                                             stocks and securities convertible
                                             into common stock.
                                             -----------------------------------

      AIM VARIABLE INSURANCE FUNDS
      AIM V.I. Dent Demographic
      Trends                                 Seeks to provide long-term growth
                                             of capital.


                                             Invests in securities of companies
                                             that are likely to benefit from
                                             changing demographic, economic and
                                             lifestyle trends. These securities
                                             may include common stocks,
                                             convertible bonds, convertible
                                             preferred stocks and warrants of
                                             companies within a broad range of
                                             market capitalizations. The fund
                                             may also invest up to 25% of its
                                             total assets in foreign securities.
                                             -----------------------------------
      AIM V.I. Growth
                                             Seeks to provide long-term growth
                                             of capital.

                                             Invests primarily in seasoned and
                                             better capitalized companies
                                             considered to have strong earnings
                                             momentum. The fund may invest up to
                                             25% of its assets in foreign
                                             securities.
                                             -----------------------------------

      ALLIANCE VARIABLE PRODUCTS SERIES
      FUND, INC.
      AllianceBernstein Value
      Portfolio                              Seeks long-term growth of capital.

                                             Invests primarily in a diversified
                                             portfolio of equity securities of
                                             companies with relatively large
                                             market capitalizations that
                                             Alliance believes are undervalued.
                                             -----------------------------------

      INVESTMENT PORTFOLIO                   INVESTMENT OBJECTIVE
      -------------------------------------- -----------------------------------

      Alliance Growth and Income             Seeks reasonable current income and
                                             reasonable opportunity for
                                             appreciation through investments
                                             primarily in dividend-paying common
                                             stocks of good quality.

                                             Invests primarily in
                                             dividend-paying common stocks of
                                             large, well-established "blue chip"
                                             companies. The Portfolio may also
                                             invest in fixed-income and
                                             convertible securities and
                                             insecurities of foreign issuers.
                                             -----------------------------------

      Alliance Premier Growth                Seeks growth of capital by pursuing
                                             aggressive investment policies.

                                             Invests primarily in equity
                                             securities of U.S. companies.
                                             Unlike most equity funds, the
                                             Portfolio focuses on a relatively
                                             small number of intensively
                                             researched companies.
                                             -----------------------------------

      BRINSON SERIES TRUST
      Tactical Allocation                    Seeks total return, consisting of
                                             long-term capital appreciation and
                                             current income.

                                             Assets allocated between:
                                             Stock portion designed to track the
                                             performance of the Standard &
                                             Poor's 500 Composite Stock Index;
                                             and Fixed income portion consisting
                                             of either five-year U.S. Treasury
                                             notes or U.S. Treasury bills with
                                             remaining maturities of 30 days.
                                             -----------------------------------

      FIDELITY VARIABLE INSURANCE PRODUCTS
      Fidelity VIP Equity-Income
      Portfolio                              Seeks reasonable income. The fund
                                             will also consider the potential
                                             for capital appreciation.

                                             Normally
                                             invests at least 65% of total
                                             assets in income-producing equity
                                             securities, which tends to lead to
                                             investments in large cap "value"
                                             stocks.
                                             -----------------------------------

      Fidelity VIP Growth Portfolio          Seeks to achieve capital
                                             appreciation.

                                             Normally invests primarily in
                                             common stocks, investing in
                                             companies that management believes
                                             have above-average growth
                                             potential.
                                             -----------------------------------
      Fidelity VIP II Contrafund
      Portfolio                              Seeks long-term capital
                                             appreciation.

                                             Normally invests primarily in
                                             common stocks, investing in
                                             securities of companies whose value
                                             management believes is not fully
                                             recognized by the public.
                                             -----------------------------------

      THE GCG TRUST
      Liquid Asset                           Seeks high level of current income
                                             consistent with the preservation of
                                             capital and liquidity.

                                             Invests primarily in obligations of
                                             the U.S. Government and its
                                             agencies and instrumentalities,
                                             bank obligations, commercial paper
                                             and short-term corporate debt
                                             securities.  All securities will
                                             mature in less than one year.
                                             -----------------------------------

      Core Bond                              Seeks maximum total return,
                                             consistent with preservation of
                                             capital and prudent investment
                                             management.

                                             Invests primarily in a
                                             diversified portfolio of fixed
                                             income instruments of varying
                                             maturities. The average portfolio
                                             duration of the Portfolio normally
                                             varies within a three- to six-year
                                             time frame.
                                             -----------------------------------

      INVESTMENT PORTFOLIO                   INVESTMENT OBJECTIVE
      -------------------------------------- -----------------------------------

      Total Return                           Seeks above-average income
                                             (compared to a portfolio entirely
                                             invested in equity securities)
                                             consistent with the prudent
                                             employment of capital. Growth of
                                             capital and income is a secondary
                                             goal.

                                             Invests primarily in a
                                             combination of equity and fixed
                                             income securities.
                                             -----------------------------------

      Growth and Income                      Seeks long-term capital growth and
                                             current income.

                                             Normally invests up to 75% of its
                                             assets in equity securities
                                             selected primarily for their growth
                                             potential and at least 25% of its
                                             assets in securities the portfolio
                                             manager believes have income
                                             potential.
                                            ------------------------------------

      Value Equity                           Seeks capital appreciation.
                                             Dividend income is a secondary
                                             objective.

                                             Invests primarily in
                                             common stocks of domestic and
                                             foreign issuers which meet
                                             quantitative standards relating to
                                             financial soundness and high
                                             intrinsic value relative to price.
                                             -----------------------------------

      Research                               Seeks long-term growth of capital
                                             and future income.

                                             Invests primarily in common stocks
                                             or securities convertible into
                                             common stocks of companies believed
                                             to have better than average
                                             prospects for long-term growth.
                                             -----------------------------------

      INVESCO VARIABLE INVESTMENT
      FUNDS, INC.

      INVESCO VIF - Financial                Seeks to make an investment grow.
         Services Fund
                                             Invests primarily in equity
                                             securities that INVESCO believes
                                             will rise in price faster than
                                             other securities, as well as in
                                             options and other investments whose
                                             values are based upon the values of
                                             equity securities.
                                             -----------------------------------

      INVESCO VIF - Health                   Seeks to make an investment grow.
         Sciences Fund
                                             Invests primarily in equity
                                             securities of companies that
                                             develop, produce or distribute
                                             products or services related to
                                             health care.
                                             -----------------------------------

      INVESCO VIF - Utilities Fund           Seeks to make an investment grow.
                                             It also seeks current income.

                                             Invests  primarily in  equity
                                             securities of companies that
                                             produce, generate, transmit or
                                             distribute natural gas or companies
                                             that provide telecommunications
                                             services, including local, long
                                             distance and wireless, and
                                             excluding broadcasting.
                                             -----------------------------------

      JANUS ASPEN SERIES
      Janus Aspen Series                     Seeks long-term growth of capital
                                             in a manner consistent with the
                                             Worldwide Growth Portfolio
                                             preservation of capital.

                                             Invests primarily in common stocks
                                             of companies of any size located
                                             throughout the world.
                                             -----------------------------------

      PILGRIM VARIABLE INSURANCE TRUST
      Pilgrim  VIT Worldwide Growth          Seeks to provide investors with
                                             long-term capital appreciation.

                                             Invests at
                                             least 65% of its total assets in
                                             equity securities of companies that
                                             have a well recognized franchise, a
                                             global presence and derive most of
                                             their revenues from sales of
                                             consumer goods.
                                             -----------------------------------

      INVESTMENT PORTFOLIO                   INVESTMENT OBJECTIVE
      -------------------------------------- -----------------------------------

      PILGRIM VARIABLE PRODUCTS TRUST
      Pilgrim VP Convertible
      Portfolio                              Seeks maximum total return,
                                             consisting of capital appreciation
                                             and current income.

                                             Normally,
                                             invests at least 65% of its total
                                             assets in convertible securities.
                                             -----------------------------------
      Pilgrim VP Growth and
      Income Portfolio                       Seeks long-term capital
                                             appreciation, with income as a
                                             secondary objective.

                                             Invests at
                                             least 65% of its total assets in
                                             common stocks of U.S. companies,
                                             which may include dividend paying
                                             securities and securities
                                             convertible into shares of common
                                             stocks.
                                             -----------------------------------
      Pilgrim VP LargeCap Growth
      Portfolio                              Seeks long-term capital
                                             appreciation.

                                             Normally invests at least 65% of
                                             its net assets in equity securities
                                             of large U.S. companies that the
                                             portfolio managers believe have
                                             above-average prospects for growth.
                                             -----------------------------------

      Pilgrim VP MagnaCap                    Seeks growth of capital, with
                                             dividend income as a secondary
                                             consideration.

                                             Invests primarily in
                                             equity securities of companies
                                             meeting investment policy criteria
                                             of consistent and substantially
                                             increasing dividends, reinvested
                                             earnings, strong balance sheet and
                                             attractive price. Invests primarily
                                             in companies included in the
                                             largest 500 U.S. companies.
                                             -----------------------------------

      THE PIMCO VARIABLE INSURANCE TRUST
      PIMCO High Yield Bond                  Seeks to maximize total return,
                                             consistent with preservation of
                                             capital and prudent investment
                                             management.

                                             Invests at least 65% of
                                             its assets in a diversified
                                             portfolio of junk bonds rated at
                                             least B by Moody's Investor
                                             Services, Inc. or Standard & Poor's
                                             or, if unrated, determined by the
                                             portfolio manager to be of
                                             comparable quality.
                                             -----------------------------------

      PIONEER VARIABLE CONTRACTS TRUST
      Pioneer Fund VCT Portfolio             Seeks reasonable income and capital
                                             growth.

                                             Invests in a broad list of
                                             carefully selected, reasonably
                                             priced securities rather than in
                                             securities whose prices reflect a
                                             premium resulting from their
                                             current market popularity.
                                             -----------------------------------
      Pioneer Small Company VCT
      Portfolio                              Seeks capital growth.

                                             Invests primarily in equity
                                             securities of small companies, that
                                             is, companies with market
                                             capitalizations of less than $1
                                             billion at the time of purchase.
                                             Normally, invests at lest 65% of
                                             total assets in these securities.
                                             -----------------------------------

      PORTFOLIO PARTNERS, INC.
      PPI MFS Capital
      Opportunities Portfolio                Seeks capital appreciation.

                                             Invests primarily (at least 65% of
                                             total assets) in common stocks and
                                             related securities, such as
                                             preferred stock, convertible
                                             securities and depositary receipts.
                                             -----------------------------------

      INVESTMENT PORTFOLIO                   INVESTMENT OBJECTIVE
      -------------------------------------- -----------------------------------

      THE PRUDENTIAL SERIES FUND
      Prudential Jennison                    Seeks long-term growth of capital.

                                             Invests primarily in companies that
                                             have shown growth in earnings and
                                             sales, high return on equity and
                                             assets or other strong financial
                                             data and are also attractively
                                             valued in the opinion of the
                                             manager. Dividend income from
                                             investments will be incidental.
                                             -----------------------------------

      SP Jennison International Growth       Seeks long-term growth of capital.

                                             Invests primarily in equity-related
                                             securities of issuers located in at
                                             least five different foreign
                                             countries.
                                             -----------------------------------

      PUTNAM VARIABLE TRUST
      Putnam VT Growth and                   Seeks capital growth and current
      Income                                 income.

                                             Fund Invests mainly in common
                                             stocks of U.S. companies with a
                                             focus on value stocks that offer
                                             the potential for capital growth,
                                             current income, or both.
                                             -----------------------------------

      Putnam VT International                Seeks capital growth. Current
        Growth and Income Fund               income is a secondary objective.

                                             Invests mainly in common stocks of
                                             companies outside the United
                                             States. The fund invests mainly in
                                             value stocks that offer the
                                             potential for income.
                                             -----------------------------------

      Putnam VT Voyager Fund II              Seeks long-term growth of capital.

                                             Invests  mainly in common stocks of
                                             U.S.  companies,  with a focus on
                                             growth stocks.
                                             -----------------------------------



INVESTMENT MANAGEMENT FEES

Aeltus Investment Management, Inc. ("Aeltus") serves as investment adviser of the Aetna GET Fund Series and the each of the Portfolios of Aetna Variable Portfolios, Inc. Aeltus is responsible for managing the assets of each Series and Portfolio in accordance with its investment objective and policies, subject to oversight by its Board. For its services, Aeltus is entitled to receive an advisory fee, expressed as an annual rate based on the average daily net assets of the Series or Portfolio.

AIM Advisors, Inc. (the advisor) serves as the advisor of the AIM V.I. Dent Demographics Fund and the AIM V.I. Growth Fund. The advisor supervises all aspects of the funds' operations and provides investment advisory services to the funds, including the funds' investment advisory decisions, the execution of securities transactions, and obtaining and evaluating economic, statistical and financial information to formulate and implement investment programs for the funds. H.S. Dent Advisors, Inc. serves as the subadvisor to the AIM V.I. Dent Demographics Fund. For its services, the advisor receives compensation based on each Fund's average net assets.

Alliance Capital Management, L.P. serves as adviser to each portfolio of the Alliance Variable Products series Fund, Inc. Alliance provides investment advisory services and order placement facilities for the Portfolios. For these advisory services, Alliance is paid a fee based on a percentage of average net assets of the Portfolios.

Brinson Advisors, Inc. serves as investment advisor and administrator of the Brinson Series Trust. The fee paid to Brinson Advisors is an annual effective rate based on the fund's average daily net assets.

Fidelity Management & Research company (FMR) serves as the manager for each of the Fidelity Variable Insurance Products funds. Each fund pays a management fee to FMR. As the manager, FMR is responsible for choosing each fund's investments and handling its business affairs. Affiliates assist FMR with foreign investments. The management fee is calculated and paid to FMR every month. The fee is calculated by adding a group fee rate to an individual fund fee rate, dividing by twelve, and multiplying the result by each fund's average net assets throughout the month. The group fee is based on the average net assets of all the funds advised by FMR. FMR may, from time to time, agree to reimburse a class for management fees and other expenses above a specified limit. FMR retains the ability to be repaid by a class if expenses fall below the specified limit prior to the end of the fiscal year. Reimbursement arrangements, which may be discontinued by FMR at any time, can decrease a class" expenses and boost its performance.

Directed Services, Inc. serves as the overall manager to each portfolio of the GCG Trust. The GCG Trust pays Directed Services a monthly fee for its investment advisory and management services. The monthly fee is based on the average daily net assets of an investment portfolio, and in some cases, the combined total assets of certain grouped portfolios. Directed Services provides or procures, at its own expense, the services necessary for the operation of the portfolio, including retaining portfolio managers to manage the assets of the various portfolios. Directed Services (and not the GCG Trust) pays each portfolio manager a monthly fee for managing the assets of a portfolio, based on the annual rates of the average daily net assets of a portfolio. For a list of the portfolio managers, see the front cover of this prospectus. Directed Services does not bear the expense of brokerage fees and other transactional expenses for securities, taxes (if any) paid by a portfolio, interest on borrowing, fees and expenses of the independent trustees, and extraordinary expenses, such as litigation or indemnification expenses.

INVESCO Funds Group, Inc. (INVESCO) serves as investment adviser for each of the Funds of INVESCO Variable Investment Funds, Inc. INVESCO performs a wide variety of other services for the Funds, including administrative and transfer agency functions. For its advisory services, INVESCO is paid an advisory fee based on the Fund's average annual net assets.

Janus Capital is the investment adviser to the Worldwide Growth Portfolio of the Janus Aspen Series and is responsible for the day-to-day management of the investment portfolio and other business affairs of the Portfolio. Janus Capital furnishes continuous advice and recommendations concerning the Portfolio's investments. Janus Capital also furnishes certain administrative, compliance and accounting services for the Portfolio, and may be reimbursed by the Portfolio for its costs in providing those services. In addition, Janus Capital employees serve as officers of the Trust and Janus Capital provides office space for the Portfolio and pays the salaries, fees and expenses of all Portfolio officers and those Trustees who are affiliated with Janus Capital. Participating insurance companies that purchase the Portfolio's shares may perform certain administrative services relating to the Portfolio and Janus Capital or the Portfolio may pay those companies for such services. The Portfolio pays Janus Capital a management fee which is calculated daily and paid monthly. The Portfolio's advisory agreement spells out the management fee and other expenses that the Portfolio must pay.

ING Pilgrim Investments, LLC ("ING Pilgrim") serves as the overall manager of Pilgrim Variable Insurance Trust and Pilgrim Variable Products Trust. ING Pilgrim supervises all aspects of the Trusts' operations and provides investment advisory services to the portfolios of the Trusts, including engaging portfolio managers, as well as monitoring and evaluating the management of the assets of each portfolio by its portfolio manager. ING Pilgrim, as well as each portfolio manager it engages, is a wholly owned indirect subsidiary of ING Groep N.V. Except for agreements to reimburse certain expenses of the portfolio, ING Pilgrim does not bear any portfolio expenses.

Pacific Investment Management Company ("PIMCO") serves as investment advisor to each portfolio of the PIMCO Variable Insurance Trust. PIMCO provides the overall business management and administrative services necessary for each portfolio's operation. PIMCO provides or procures, at its own expense, the services and information necessary for the proper conduct of business and ordinary operation of each portfolio. The PIMCO Variable Insurance Trust pays PIMCO a monthly advisory fee and a separate monthly administrative fee per year, each fee based on the average daily net assets of each of the investment portfolios, for managing the assets of the portfolios and for administering the PIMCO Variable Insurance Trust. PIMCO does not bear the expense of brokerage fees and other transactional expenses for securities, taxes (if any) paid by a portfolio, interest on borrowing, fees and expense of the independent trustees, and extraordinary expenses, such as litigation or indemnification expenses.

Pioneer Investment Management, Inc. (Pioneer) serves as investment adviser to each portfolio of Pioneer Variable Contracts Trust. As adviser, Pioneer selects each portfolio's investments and oversees the portfolios' operations. The management fee is paid from the assets of the portfolio and is based on the average daily net assets of the portfolio.

Aetna Life Insurance and Annuity Company serves as the investment adviser of each Portfolio of Portfolio Partners, Inc., and each Portfolio has a sub-adviser. The sub-adviser of the PPI MFS Capital Opportunities Portfolio is Massachusetts Financial Services Company (MFS). The Adviser, subject to the supervision of the Board of Directors of the Fund, acts as a "manager of managers" for the Fund, and oversees the Fund's day-to-day operations and manages the investment of each Portfolio. The Adviser may delegate to a sub-adviser the responsibility for day-to-day management of the investments of each Portfolio, subject to the Adviser's oversight. The Adviser also recommends the appointment of additional or replacement sub-advisers to the Fund's Directors. The Adviser receives advisory fees from each Portfolio as a percentage of the average daily net assets of each Portfolio. Each sub-adviser, subject to the supervision of the Adviser and the Directors, is responsible for managing the assets of its respective Portfolio(s) in accordance with the Portfolio's investment objective and policies. Each sub-adviser pays the salaries and other related costs of personnel engaged in providing investment advice, including office space, facilities and equipment. The Adviser pays each sub-adviser a fee at an annual rate based on the average daily net asset value of each Portfolio. The Adviser pays the sub-advisory fee out of its advisory fee.

The Prudential Insurance Company of America ("Prudential") and its subsidiary, Prudential Investments Fund Management LLC ("PIFM") serve as the overall investment advisers to the Prudential Series Fund. Prudential and PIFM are responsible for the management of the Prudential Series Fund and provide investment advice and related services. For the Prudential Jennison Portfolio and SP Jennison International Growth Portfolio, Prudential and PIFM engage Jennison Associates LLC to serve as sub-adviser and to provide day-to-day management. Prudential and PIFM pay the sub-adviser out of the fee they receive from the Prudential Series Fund. Each portfolio pays its own administrative costs.

Putnam Investment Management, LLC (Putnam Management) serves as the funds' investment manager, responsible for making investment decisions for the funds and managing the funds' other affairs and business. Each fund pays Putnam Management a quarterly management fee for these services based on the fund's average net assets.

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, four portfolios deduct a service fee, which is used to compensate service providers for administrative and contract holder services provided on behalf of the portfolios, and 21 portfolios deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of shares of the applicable portfolio. Based on actual portfolio experience in 2000, together with estimated costs for new portfolios, total estimated portfolio fees and charges for 2001 range from 0.55% to 1.64%. See "Fees and Expenses" in this prospectus.

We may receive compensation from the investment advisors, administrators and distributors or directly from the portfolios in connection with administrative, distribution or other services and cost savings attributable to our services. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Contract. The compensation paid by advisors, administrators or distributors may vary.

YOU CAN FIND MORE DETAILED INFORMATION ABOUT EACH PORTFOLIO INCLUDING ITS MANAGEMENT FEES IN THE PROSPECTUS FOR EACH TRUST. YOU SHOULD READ THESE PROSPECTUSES BEFORE INVESTING.

GET FUND

A GET Fund series may be available during the accumulation phase of the Contract. We make a guarantee, as described below, when you allocate money into a GET Fund series. Each GET Fund series has an offering period of three months which precedes the guarantee period. The GET Fund investment option may not be available under your Contract or in your state.

Various series of the GET Fund may be offered from time to time, and additional charges will apply if you elect to invest in one of these series. Please see Appendix D for a projected schedule of GET Fund Series Offerings. The Company makes a guarantee when you direct money into a GET Fund series. We guarantee that the value of an accumulation unit of the GET Fund subaccount for that series under the Contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the GET Fund series as of the last day of the offering period, less any maintenance fees or any amounts you transfer or withdraw from the GET Fund subaccount for that series. The value of dividends and distributions made by the GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. The guarantee does not promise that you will earn the fund's minimum targeted return referred to in the investment objective.

If you withdraw or transfer funds from a GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The guarantee will not apply to these amounts or to amounts deducted as a maintenance fee, if applicable.

Before the maturity date, we will send a notice to each contract owner who has allocated amounts to the GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your GET Fund series amounts to another available series of the GET Fund that is then accepting deposits. If no GET Fund series is then available, we will transfer your GET Fund series amounts to the fund or funds that we designate.

Please see the GET Fund prospectus for a complete description of the GET Fund investment option, including charges and expenses.

RESTRICTED FUNDS

We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any investment portfolio as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. If a change is made with regard to designation as a Restricted Fund or applicable limitations, such change will apply only to transactions effected after such change.

We limit your investment in the Restricted Funds on both an aggregate basis for all Restricted Funds and for each individual Restricted Fund. The aggregate limits for investment in all Restricted Funds are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, your investment in two or more Restricted Funds would be subject to each of the following three limitations: no more than 30 percent of contract value, up to 100 percent of each premium and no more than $999,999,999. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We also limit your investment in each individual Restricted Fund. The limits for investment in each Restricted Fund are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, the limits for investment in an individual Restricted Fund are the same as the aggregate limits set forth above. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Fund has increased beyond the applicable limit due to market growth, we will not require there allocation or withdrawal of contract value from the Restricted Fund. However, if an aggregate limit has been exceeded, withdrawals must be taken either from the Restricted Funds or taken pro rata from all investment options in which contract value is allocated, so that the percentage of contract value in the

Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will not permit a transfer to the Restricted Funds to the extent that it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in Restricted Funds, the reallocation will be permitted even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments" in this prospectus for more information on the effect of Restricted Funds.

--------------------------------------------------------------------------------
                          THE FIXED INTEREST ALLOCATION
--------------------------------------------------------------------------------

You may allocate premium payments and transfer your contract value to the guaranteed interest periods of our Fixed Account at any time during the accumulation period. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We currently offer guaranteed interest periods of 6 months, 1, 3, 5, 7 and 10 years, although we may not offer all these periods in the future. You may select one or more guaranteed interest periods at any one time. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. YOU BEAR THE RISK THAT YOU MAY RECEIVE LESS THAN YOUR PRINCIPAL IF WE APPLY A MARKET VALUE ADJUSTMENT.

Assets supporting amounts allocated to the Fixed Account are available to fund the claims of all classes of our customer, contract owners and other creditors. Interests under your Contract relating to the Fixed Account are registered under the Securities Act of 1933, but the Fixed Account is not registered under the 1940 Act.

SELECTING A GUARANTEED INTEREST PERIOD

You may select one or more Fixed Interest Allocations with specified guaranteed interest periods. A guaranteed interest period is the period that a rate of interest is guaranteed to be credited to your Fixed Interest Allocation. We may at any time decrease or increase the number of guaranteed interest periods offered. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. For more information on DCA Fixed Interest Allocations, see "Transfers Among Your Investments -- Dollar Cost Averaging."

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals (including any Market Value Adjustment applied to such withdrawal), transfers or other charges we may impose. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate which yields the quoted guaranteed interest rate.

GUARANTEED INTEREST RATES

Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. To find out the current guaranteed interest rate for a guaranteed interest period you are interested in, please contact our Customer Service Center or your registered representative. The determination may be influenced by the interest rates on fixed income investments in which we may invest with the amounts we receive under the Contracts. We will invest these amounts primarily in investment-grade fixed income securities (i.e., rated by Standard & Poor's rating system to be suitable for prudent investors) although we are not obligated to invest according to any particular strategy, except as may be required by applicable law. You will have no direct or indirect interest in these investments. We will also consider other factors in determining the guaranteed interest rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates but no Fixed Interest Allocation will ever have a guaranteed interest rate of less than 3% per year. We may from time to time at our discretion offer interest rate specials for new premiums that are higher than the current base interest rate. Renewal rates for such rate specials will be based on the base interest rate and not on the special rates initially declared.

TRANSFERS FROM A FIXED INTEREST ALLOCATION

You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of Separate Account B. We will transfer amounts from your Fixed Interest Allocations starting with the guaranteed interest period nearest its maturity date, until we have honored your transfer request.

The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. If a transfer request would reduce the contract value remaining in a Fixed Interest Allocation to less than $100, we will treat such transfer request as a request to transfer the entire contract value in such Fixed Interest Allocation. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire contract value in such Fixed Interest Allocation to the Liquid Asset subaccount, and such a transfer is subject to a Market Value Adjustment.

On the maturity date of a guaranteed interest period, you may transfer amounts from the applicable Fixed Interest Allocation to the subaccounts and/or to new Fixed Interest Allocations with guaranteed interest periods of any length we are offering at that time. You may not, however, transfer amounts to any Fixed Interest Allocation with a guaranteed interest period that extends beyond the annuity start date.

At least 30 calendar days before a maturity date of any of your Fixed Interest Allocations, or earlier if required by state law, we will send you a notice of the guaranteed interest periods that are available. You must notify us which subaccounts or new guaranteed interest periods you have selected before the maturity date of your Fixed Interest Allocations. If we do not receive timely instructions from you, we will transfer the contract value in the maturing Fixed Interest Allocation to a new Fixed Interest Allocation with a guaranteed interest period that is the same as the expiring guaranteed interest period. If such guaranteed interest period is not available or would go beyond the annuity start date, we will transfer your contract value in the maturing Fixed Interest Allocation to the next shortest guaranteed interest period which does not go beyond the annuity start date. If no such guaranteed interest period is available, we will transfer the contract value to a subaccount specially designated by the Company for such purpose. Currently we use the Liquid Asset subaccount for such purpose.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect. See "Optional Riders."

WITHDRAWALS FROM A FIXED INTEREST ALLOCATION

During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. Systematic withdrawals from a Fixed Interest Allocation are not permitted if such Fixed Interest Allocation is currently participating in the dollar cost averaging program. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and, in some cases, a surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax.

If you tell us the Fixed Interest Allocation from which your withdrawal will be made, we will assess the withdrawal against that Fixed Interest Allocation. If you do not, we will assess your withdrawal against the subaccounts in which you are invested unless the withdrawal exceeds the contract value in the subaccounts. If there is no contract value in those subaccounts, we will deduct your withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request.

Please be aware that the benefit we pay under any of the optional riders will be reduced by any withdrawals you make from the Fixed Interest Allocations during the period while the rider is in effect. See "Optional Riders."

MARKET VALUE ADJUSTMENT

A Market Value Adjustment may decrease, increase or have no effect on your contract value.

We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

We determine the Market Value Adjustment by multiplying the amount you withdraw, transfer or apply to an income plan by the following factor:

            (        1+I        )N/365
            (    -----------    )          -1
            (     1+J+.0050     )

Where,

     o "I" is the Index Rate for a Fixed Interest Allocation on the first day of the guaranteed interest period.

     o    "J" is equal to the following:

          (1) If calculated for a Fixed Interest Allocation of 1 year or more, then "J" is the Index Rate for a new Fixed Interest Allocation with a guaranteed interest period equal to the time remaining in the guaranteed interest period; or

          (2) If calculated for a Fixed Interest Allocation of 6 months, then "J" is the lesser of the Index Rate for a new Fixed Interest Allocation with (i) a 6 month guaranteed interest period, or (ii) a 1 year guaranteed interest period, at the time of calculation.

     o "N" is the remaining number of days in the guaranteed interest period at the time of calculation.

The Index Rate is the average of the Ask Yields for U.S. Treasury Strips as quoted by a national quoting service for a period equal to the applicable guaranteed interest period. The average currently is based on the period starting from the 22nd day of the calendar month two months prior to the month of the Index Rate determination and ending the 21st day of the calendar month immediately before the month of determination. We currently calculate the Index Rate once each calendar month but have the right to calculate it more frequently. The Index Rate will always be based on a period of at least 28 days. If the Ask

Yields are no longer available, we will determine the Index Rate by using a suitable and approved, if required, replacement method.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

Several examples which illustrate how the Market Value Adjustment works are included in Appendix A.

--------------------------------------------------------------------------------
                                  SPECIAL FUNDS
--------------------------------------------------------------------------------

We use the term Special Funds in the discussion of the death benefit options. Currently, no subaccounts have been designated as Special Funds. The Company may, at any time, designate new and/or existing subaccounts as a Special Fund with 30 days notice with respect to new premiums added or transfers to such subaccounts. Such subaccounts will include those that, due to their volatility, are excluded from the death benefit guarantees that may otherwise be provided. Allocations to Special Funds will not affect the death benefit that may be available under the earnings multiplier benefit rider. Designation of a subaccount as a Special Fund may vary by benefit. For example, a subaccount may be designated a Special Fund for purposes of calculating one death benefit and not another.

--------------------------------------------------------------------------------
                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the AETNA GET FUND, AETNA VARIABLE PORTFOLIOS, INC., AIM VARIABLE INSURANCE FUNDS, ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC., BRINSON SERIES TRUST, FIDELITY VARIABLE INSURANCE PRODUCTS PORTFOLIOS, THE GCG TRUST, INVESCO VARIABLE INVESTMENT FUNDS, INC., JANUS ASPEN SERIES, PILGRIM VARIABLE INSURANCE TRUST, PILGRIM VARIABLE PRODUCTS TRUST, PIMCO VARIABLE INSURANCE TRUST, PIONEER VARIABLE CONTRACTS TRUST, PORTFOLIO PARTNERS, INC., THE PRUDENTIAL SERIES FUND AND PUTNAM VARIABLE TRUST through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account.

CONTRACT DATE AND CONTRACT YEAR

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

ANNUITY START DATE

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

CONTRACT OWNER

You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit.

ANNUITANT

The annuitant is the person designated by you to be the measuring life in determining annuity payments. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect.

The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. If the annuitant dies before the annuity start date and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

If there is no contingent annuitant when the annuitant dies before the annuity start date, the contract owner will become the annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

If there is no contingent annuitant when the annuitant dies before the annuity start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax advisor for more information if you are not an individual.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds and who becomes the successor contract owner if the contract owner (or the annuitant if the contract owner is other than an individual) dies before the annuity start date. We pay death benefits to the primary beneficiary.

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries. You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary. When an irrevocable beneficiary has been designated, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract.

All requests for change of beneficiary must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

PURCHASE AND AVAILABILITY OF THE CONTRACT

The Contract may be purchased only by a transfer or rollover from an existing contract or arrangement (the "prior contract") issued by us or one of our affiliates ("internal transfer"). The internal transfer must be from one or more of the following sources:

     o    a traditional IRA under Code section 408(b);

     o    an individual retirement account under Code section 408(a) or 403(a);

     o    a tax-deferred annuity under Code section 403(b);

     o a qualified pension or profit sharing plan under code section 401(a) or 401(k);

     o    certain retirement arrangements that qualify under Code section
          457(b); or

     o    a custodial account under Code section 403(b)(7).

There are three option packages available under the Contract. You select an option package at the time of application. Each option package is unique. The minimum initial payment to purchase the Contract is $25,000. The maximum age at which you may purchase the Contract is 85 for Option Package I and 80 for Option Packages II and III.

You may make additional premium payments up to the contract anniversary after your 86th birthday. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

The Contract may be issued only as a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Code or as a Roth IRA under Section 408A of the Code. The Contract is not currently available as a Simplified Employer Pension (SEP) Plan under 408(k) or as a Simple IRA under Section 408(P).

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other benefits including death benefits and the ability to receive a lifetime income. See "Fees and Expenses" in this prospectus.

CREDITING OF PREMIUM PAYMENTS

We will process your initial premium in the form of an internal transfer within 2 business days after receipt, if the application and all information necessary for processing the Contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all information necessary. In certain states we also accept additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed.

We will allocate your initial payment according to the instructions you specified. If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative, we will consider the application incomplete. For initial premium payments, the payment will be credited at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccounts and/or Fixed Interest Allocation specified by you within 2 business days.

We will make inquiry to discover any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro rata calculations. If a subaccount is no longer available or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation or your allocation instructions. For any subsequent premium payments, the payment will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment if applicable, to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Liquid Asset subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

ADMINISTRATIVE PROCEDURES

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements.

CONTRACT VALUE

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

     CONTRACT VALUE IN FIXED INTEREST ALLOCATIONS. The contract value in your Fixed Interest Allocation is the sum of premium payments allocated to the Fixed Interest Allocation under the Contract, plus contract value transferred to the Fixed Interest Allocation, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Allocation (including any Market Value Adjustment applied to such withdrawal), contract fees, and premium taxes.

     CONTRACT VALUE IN THE SUBACCOUNTS. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid that was designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Liquid Asset subaccount).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

     (1) We take the contract value in the subaccount at the end of the preceding business day.

     (2) We multiply (1) by the subaccount's Net Investment Factor since the preceding business day.

     (3)  We add (1) and (2).

     (4) We add to (3) any additional premium payments and then add or subtract any transfers to or from that subaccount.

     (5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

CASH SURRENDER VALUE

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee, and any other charges incurred but not yet deducted.

SURRENDERING TO RECEIVE THE CASH SURRENDER VALUE

You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the Contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the Liquid Asset subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax advisor regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59 1/2 may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

THE SUBACCOUNTS

Each of the subaccounts of Separate Account B offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Separate Account B invests in a corresponding portfolio of the GCG Trust, the PIMCO Variable Insurance Trust, the Pilgrim Variable Insurance Trust, the Prudential Series Fund, the Pilgrim Variable Products Trust or the ProFunds.

ADDITION, DELETION OR SUBSTITUTION OF SUBACCOUNTS AND OTHER CHANGES

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substitute or proposed replacement portfolio unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

We also reserve the right to: (i) deregister Separate Account B under the 1940 Act; (ii) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account B; and (v) combine Separate Account B with other accounts. We will, of course, provide you with written notice before any of these changes are effected.

THE FIXED ACCOUNT

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See "The Fixed Interest Allocations" for more information.

OTHER CONTRACTS

We offer other variable annuity contracts that also invest in the same investment portfolios of the Trusts. These contracts have different charges that could affect their performance, and may offer different benefits more suitable to your needs. To obtain more information about these other contracts, contact our Customer Service Center or your registered representative.

OTHER IMPORTANT PROVISIONS

See "Withdrawals," "Transfers Among Your Investments," "Death Benefit," "Charges and Fees," "The Annuity Options" and "Other Contract Provisions" in this prospectus for information on other important provisions in your Contract.

--------------------------------------------------------------------------------
                                   WITHDRAWALS
--------------------------------------------------------------------------------


Any time during the accumulation phase and before the death of the contract owner, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you may incur a surrender charge. There is no surrender charge if, during each contract year, the amount withdrawn is equal to or less than the greater of: 1) 10% or less of your contract value on the date of the withdrawal, less prior withdrawals during that contract year; or 2) your MRD attributable to amounts held under the Contract. The Free Withdrawal Amount does not include your MRD for the tax year containing the contract date of this Contract. Under Option Package III, any unused percentage of the 10% Free Withdrawal Amount from a contract year will carry forward into successive contract years, based on the percentage remaining at the time of the last withdrawal in that contract year. In no event will the Free Withdrawal Amount at any time exceed 30% of contract value.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. If the aggregate percentage cap on allocations to the Restricted

Funds has been exceeded, any subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. If a requested withdrawal would cause the percentage cap to be exceeded, the amount of the withdrawal in excess of the cap would be taken pro rata from all variable subaccounts.

For administrative purposes, we will transfer your money to a specially designated subaccount (currently, the Liquid Asset subaccount) prior to processing the withdrawal. This transfer will not affect the withdrawal amount you receive.

We offer the following three withdrawal options:

REGULAR WITHDRAWALS

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal from a Fixed Interest Allocation that is taken more than 30 days before its maturity date.

SYSTEMATIC WITHDRAWALS

You may choose to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro rata basis from all subaccounts in which contract value is invested.

You decide when you would like systematic payments to start as long as it starts at least 28 days after your contract date. You also select the date on which the systematic withdrawals will be made, but this date cannot be later than the 28th day of the month. If you have elected to receive systematic withdrawals but have not chosen a date, we will make the withdrawals on the same calendar day of each month as your contract date. If your contract date is after the 28th day of the month, your systematic withdrawal will be made on the 28th day of each month.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

          FREQUENCY                     MAXIMUM PERCENTAGE
          Monthly                              0.833%
          Quarterly                            2.50%
          Annually                            10.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable maximum percentage of your premium payments not previously withdrawn on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of contract value and the amount to be withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so.

The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

     FIXED DOLLAR SYSTEMATIC WITHDRAWAL FEATURE. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Flat dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustment when they exceed the applicable maximum percentage.

IRA WITHDRAWALS

If you have a traditional IRA Contract and will be at least age 70 1/2 during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES ASSOCIATED WITH TAKING WITHDRAWALS. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59 1/2 may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

--------------------------------------------------------------------------------
                        TRANSFERS AMONG YOUR INVESTMENTS
--------------------------------------------------------------------------------

You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the annuity start date. Transfers to a GET Fund series may only be made during the offering period for that GET Fund series. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law. We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Special Funds and other investment portfolios may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center.

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation.

To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of the New York Stock Exchange will be effected on the next business day. Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means.

TRANSFERS BY THIRD PARTIES

As a convenience to you, we currently allow you to give third parties the right to effect transfers on your behalf. However, when the third party makes transfers for many contract owners, the result can be simultaneous transfers involving large amounts of contract values. Such transfers can disrupt the orderly management of the investment portfolios available to the Contract, can result in higher costs to contract owners, and may not be compatible with the long term goals of contract owners. We require third parties making multiple, simultaneous or large volume transfers to execute a third party service agreement with us prior to executing such transfers. Therefore, we may at any time exercise our business judgment and limit or discontinue accepting transfers made by a third party. We will notify any third party whose transfers are limited or discontinued by telephone, facsimile or email according to our records, followed by a letter. These limits may be based on, among other criteria, the amount of the aggregate trade or the available investment options for which third parties may make trades on behalf of multiple contract owners.

We may establish additional procedures or change existing procedures at any time in the exercise of our business judgment.

DOLLAR COST AVERAGING

You may elect to participate in our dollar cost averaging program if you have at least $1,200 of contract value in the (i) Liquid Asset subaccount, or (ii) a Fixed Interest Allocation with either a 6-month or a 1-year guaranteed interest period. These subaccounts or Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other subaccounts selected by you. We also may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively for use with the dollar cost averaging program. The DCA Fixed Interest Allocations require a minimum premium payment of $1,200 directed into a DCA Fixed Interest Allocation. Transfers made pursuant to a dollar cost averaging program do not count toward the 12 transfer limit on free transfers.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Unless you have a DCA Fixed Interest Allocation, you elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. If your source account is the Limited Maturity Bond subaccount, the Liquid Asset subaccount or a 1-year Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 12. If your source account is a 6-month Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 6. You may change the transfer amount once each contract year. If you have a DCA Fixed Interest Allocation, there is no minimum or maximum transfer amount; we will transfer all your money allocated to that source account into the subaccount(s) in equal payments over the selected 6-month or 1-year period. The last payment will include earnings accrued over the course of the selected period. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers from a Fixed Interest Allocation or a DCA Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the Liquid Asset subaccount. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation or DCA Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "The Investment Portfolios." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

             o Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then current allocation of contract value to the Restricted Fund(s) and the then current value of the amount designated to be transferred to that Restricted Fund(s).

             o Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If more than the individual limit has been requested to be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro rata to Restricted Funds.

             o Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

AUTOMATIC REBALANCING

If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above in this section and in "The Investment Portfolios." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds. Transfers made pursuant to automatic rebalancing do not count toward the 12 transfer limit on free transfers.

We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro rata basis. Additional premium payments and partial withdrawals effected on a pro rata basis will not cause the automatic rebalancing program to terminate.

--------------------------------------------------------------------------------
                              DEATH BENEFIT CHOICES
--------------------------------------------------------------------------------

DEATH BENEFIT DURING THE ACCUMULATION PHASE

During the accumulation phase, a death benefit, and earnings multiplier benefit, if elected, is payable when either the annuitant (when a contract owner is not an individual) or the contract owner dies. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit paid depends on the option package you have chosen. The death benefit value is calculated as of the claim date (the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at our Customer Service Center). If your beneficiary elects to delay receipt of the death benefit until a date after the time of death, the amount of the benefit payable in the future may be affected. The proceeds may be received in a single sum or applied to any of the annuity options. If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. We will generally pay death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death."

You may select one of the option packages described below which will determine the death benefit payable. Option Package I is available only if the contract owner and the annuitant are not more than 85 years old at the time of purchase. Option Packages II and III are available only if the contract owner and annuitant are not more than 80 years old at the time of purchase. A change in ownership of the Contract may affect the amount of the death benefit payable.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

The death benefit depends upon the option package in effect on the date the contract owner dies.

The differences are summarized as follows:


-------------------------------- ------------------------------ ------------------------------ -----------------------------
                                       OPTION PACKAGE I               OPTION PACKAGE II             OPTION PACKAGE III
-------------------------------- ------------------------------ ------------------------------ -----------------------------
DEATH BENEFIT                    The greater of:                The greatest of:               The greatest of:
ON DEATH OF THE                  (1)   the Standard Death       (1)   the Standard Death       (1)   the Standard Death
OWNER:                                 Benefit on the claim           Benefit on the claim           Benefit on the claim
                                       date; or                       date; or                       date; or
                                 (2)   the contract value.      (2)   the contract value; or   (2)   the contract value; or
                                                                (3)   the Annual Ratchet       (3)   the Annual Ratchet
                                                                      death benefit on the           death benefit; or
                                                                      claim date.              (4)   the 5% Roll-Up death
                                                                                                     benefit.
-------------------------------- ------------------------------ ------------------------------ -----------------------------

Currently, no investment portfolios are designated as "Special Funds."

We may, with 30 days notice to you, designate any investment portfolio as a Special Fund on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Selecting a Special Fund may limit or reduce the enhanced death benefit.

For the period during which a portion of the contract value is allocated to a Special Fund, we may at our discretion reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefits described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:

     1)   the contract value; and

     2)   the cash surrender value.

The STANDARD DEATH BENEFIT equals the GREATER of the Base Death Benefit and the SUM of 1) and 2):

     1)   the contract value allocated to Special Funds; and

     2) the Standard Minimum Guaranteed Death Benefit for amounts allocated to Non-Special Funds.

The Standard Minimum Guaranteed Death Benefit equals:

     1) the initial premium payment allocated to Special and Non-Special Funds, respectively;

     2) increased by premium payments, and adjusted for transfers, allocated to Special and Non-Special Funds, respectively, after issue; and

     3) reduced by a pro rata adjustment for any withdrawal or transfer taken from the Special and Non-Special Funds, respectively.

In the event of transfers from Special to Non-Special funds, the increase in the Minimum Guaranteed Death Benefit of the Non-Special Fund will equal the lesser of the reduction in the Minimum Guaranteed Death Benefit in the Special Fund and the contract value transferred. In the event of transfers from Non-Special to Special Funds, the increase in the Minimum Guaranteed Death Benefit of the Special Fund will equal the reduction in the Minimum Guaranteed Death Benefit in the Non-Special Fund.

The 5% ROLL-UP DEATH BENEFIT, equals the GREATER of:

     1)   the Standard Death Benefit; and

     2) the sum of the contract value allocated to Special Funds and the 5% Roll-Up Minimum Guaranteed Death Benefit for Non-Special Funds.

The 5% Roll-Up Minimum Guaranteed Death Benefit for Special and Non-Special Funds equals the lesser of:

     1) premiums adjusted for withdrawals and transfers, accumulated at 5% until the earlier of attainment of age 90 or reaching the cap (equal to 3 times all premium payments as reduced by adjustments for withdrawals) and thereafter at 0%, and

     2)   the cap.

A pro rata adjustment to the 5% Roll-Up Minimum Guaranteed Death Benefit is made for any withdrawals. The amount of the pro rata adjustment for withdrawals from Non-Special Funds will equal (a) times (b) divided by (c): where (a) is the 5% Roll-Up Minimum Guaranteed Death Benefit for Non-Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Non-Special Funds before the withdrawal. The amount of the pro rata adjustment for withdrawals from Special Funds will equal (a) times (b) divided by (c): where (a) is the 5% Roll-Up Minimum Guaranteed Death Benefit for Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Special Funds before the withdrawal. Please see Appendix C for examples of the pro rata withdrawal adjustment for withdrawals other than special withdrawals.

Transfers from Special to Non-Special Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit and the cap for Special Funds on a pro rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit in the Non-Special Funds will equal the lesser of the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit in the Special Funds and the contract value transferred. The increase in the cap for Non-Special Funds will equal the reduction in the cap for Special Funds.

Transfers from Non-Special to Special Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit and the cap in the Non-Special Funds on a pro rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit and the cap for the Special Funds will equal the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit and the cap for the Non-Special Funds, respectively.

The ANNUAL RATCHET ENHANCED DEATH BENEFIT equals the GREATER of:

     1)   the Standard Death Benefit; and

     2) the sum of the contract value allocated to Special Funds and the Annual Ratchet Minimum Guaranteed Death Benefit allocated to Non-Special Funds.

The Annual Ratchet Minimum Guaranteed Death Benefit equals:

     1) the initial premium allocated at issue to Special and Non-Special Funds, respectively;

     2) increased dollar for dollar by any premium, allocated after issue to Special and Non-Special Funds, respectively;

     3) for Non-Special Funds, adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit for Non-Special Funds from the prior anniversary (adjusted for new premiums, partial withdrawals allocated to Non-Special Funds, and transfers between Special and Non-Special Funds) and the current contract value allocated to Non-Special Funds;

     4) for Special Funds, adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit for Special Funds from the prior anniversary (adjusted for new premiums, partial withdrawals allocated to Special Funds, and transfers between Special and Non-Special Funds) and the current contract value allocated to Special Funds.

Withdrawals reduce the Annual Ratchet Minimum Guaranteed Death Benefit on a pro rata basis, based on the amount withdrawn from the Special and Non-Special Funds, respectively. The amount of the pro rata adjustment for withdrawals from Non-Special Funds will equal (a) times (b) divided by (c): where (a) is the Annual Ratchet Minimum Guaranteed Death Benefit for Non-Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Non-Special Funds before withdrawal. The amount of the pro rata adjustment for Special Funds will equal (a) times (b) divided by
(c): where (a) is the Annual Ratchet Minimum Guaranteed Death Benefit for Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Special Funds before the withdrawal.

Transfers from Special to Non-Special Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Special Funds on a pro rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit in the Non-Special Funds will equal the lesser of the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit in the Special Funds and the contract value transferred.

Transfers from Non-Special to Special Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Non-Special Funds on a pro rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit for the Special Funds will equal the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit for the Non-Special Funds.

Note: In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

TRANSFERS BETWEEN OPTION PACKAGES. You may transfer from one option package to another on each contract anniversary. A written request for such transfer must be received at our Customer Service Center within 60 days prior to the contract anniversary. No transfers between option packages are permitted after you attain age 80.

If you transfer from Option I to Option II or Option III, the minimum guaranteed death benefit for Special and Non-Special Funds will equal the contract value for Special and Non-Special Funds, respectively, on the effective date of the transfer. On a transfer to Option Package III, the then current roll-up cap will be allocated to Special and Non-Special Funds in the same percentage as the allocation of contract value on the effective date of the transfer. A change of owner may cause an option package transfer on other than a contract anniversary.

There is an extra charge for this feature and once selected, it may not be revoked. The earnings enhancement benefit rider does not provide a benefit if there is no gain under the Contract. As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. Please see page 3 for a description of the earnings multiplier benefit rider charge.

DEATH BENEFIT DURING THE INCOME PHASE

If any contract owner or the annuitant dies after the annuity start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

CONTINUATION AFTER DEATH -- SPOUSE

If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the Liquid Asset subaccount, or its successor. Such addition to contract value will not affect the guaranteed death benefit.

The death benefits under each of the available options will continue based on the surviving spouse's age on the date that ownership changes. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

Any addition to contract value, as described above, is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, the benefit will be added to the contract value and allocated among the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the benefit will be allocated to the Liquid Asset subaccount, or its successor.

CONTINUATION AFTER DEATH -- NON SPOUSE

If the beneficiary is not the spouse of the owner, the contract may continue in force subject to the required distribution rules of the Internal Revenue Code (the "Code"). See next section, "Required Distributions upon Contract Owner's Death."

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, the benefit will be added to the contract value and allocated among the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the benefit will be allocated to the Liquid Asset subaccount, or its successor. The earnings multiplier benefit rider then terminates, whether or not a benefit was payable under the terms of the rider.


--------------------------------------------------------------------------------
                                CHARGES AND FEES
--------------------------------------------------------------------------------

We deduct the Contract charges described below to cover our cost and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, we may use such profits to finance the distribution of Contracts.

CHARGE DEDUCTION SUBACCOUNT

You may elect to have all charges against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Liquid Asset subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending satisfactory notice to our Customer Service Center.

CHARGES DEDUCTED FROM THE CONTRACT VALUE

We deduct the following charges from your contract value:

     SURRENDER CHARGE. Internal Transfers when the Prior Contract or arrangement either imposed a front end load or had no applicable surrender charge: There is no surrender charge under this Contract on amounts transferred or rolled over from a prior contract as an internal transfer when the prior contract either imposed a front end load or there was no applicable surrender charge under the prior contract.

Internal Transfers when the Prior Contract had an applicable surrender charge and/or additional premium payments not part of an Internal Transfer: We deduct a surrender charge if you surrender your Contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount for a contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of withdrawal, less any prior withdrawals in that contract year; or 2) your MRD. Under Option Package III, any unused free withdrawal amount may carry forward to successive contract years, but in no event would the free withdrawal amount at any time exceed 30% of contract value.

The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment withdrawn. The amount subject to surrender charge is the lesser of premium payments paid under the prior contract or the initial contract value.


    COMPLETE YEARS ELAPSED         0  |  1  |  2  |  3  |  4  |  5  |  6  |  7+
        SINCE PREMIUM PAYMENT*        |     |     |     |     |     |     |
                                      |     |     |     |     |     |     |
    SURRENDER CHARGE               6% |  6% |  5% |  4% |  3% |  2% |  1% |  0%

     * For amounts transferred or rolled over into this Contract as an internal transfer, the "Complete Years Elapsed" are calculated from the date of the first premium payment made under the prior contract.

     NURSING HOME WAIVER. You may withdraw all or a portion of your contract value without a surrender charge if:

     (1)  more than one contract year has elapsed since the contract date;

     (2) the withdrawal is requested within three years of your admission to a licensed nursing care facility; and

     (3) you have spent at least 45 consecutive days in such nursing care facility.

We will not waive the early withdrawal charge if you were in a nursing care facility for at least one day during the two week period immediately preceding or following the contract date. It will also not apply to Contracts where prohibited by state law.

     FREE WITHDRAWAL AMOUNT. The Free Withdrawal Amount in any contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of the withdrawal; and 2) your MRD attributable to amounts held under the Contract. The Free Withdrawal Amount does not include your MRD for the tax year containing the contract date of this Contract. Under Option Package III, any unused percentage of the 10% Free Withdrawal Amount from a contract year will carry forward into successive contract years, based on the percentage remaining at the time of the last withdrawal in that contract year. In no event will the free withdrawal amount at any time exceed 30% of contract value.

     SURRENDER CHARGE FOR EXCESS WITHDRAWALS. For withdrawals subject to surrender charge, we will deduct a surrender charge for excess withdrawals. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. ANY WITHDRAWAL FROM A FIXED INTEREST ALLOCATION MORE THAN 30 DAYS BEFORE ITS MATURITY DATE WILL TRIGGER A MARKET VALUE ADJUSTMENT.

For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix B. Earnings for purposes of calculating the surrender charge for excess withdrawals may not be the same as earnings under federal tax law.

     PREMIUM TAXES. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence. We deduct the premium tax from your contract value on the annuity start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal, or on the annuity start date.

     ADMINISTRATIVE CHARGE. We deduct an annual administrative charge on each Contract anniversary, or if you surrender your Contract prior to a Contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per Contract unless waived under conditions established by Golden American. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

     TRANSFER CHARGE. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

CHARGES DEDUCTED FROM THE SUBACCOUNTS
     MORTALITY AND EXPENSE RISK CHARGE. The mortality and expense risk charge is deducted each business day. The amount of the mortality and expense risk charge depends on the option package you have elected. The charge is deducted on each business day based on the assets you have in each subaccount. The charge for each option package, on an annual basis, is equal to 0.60% for Option Package I, 0.80% for Option Package II, and 0.95% for Option Package III, of the assets you have in each subaccount. The charge is deducted each business day at the daily rate of .001649% (Option Package I),.002201% (Option Package II), or .002615% (Option Package III), respectively. In the event there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of contracts.

     ASSET-BASED ADMINISTRATIVE CHARGE. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. The charge is deducted on each business day at the rate of .000411%from your assets in each subaccount. This charge is deducted daily from your assets in each subaccount.

TRUST EXPENSES

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, five portfolios deduct a service fee, which is used to compensate service providers for administrative and contract holder services provided on behalf of the portfolios, and six portfolios deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of shares of the applicable portfolio. Based on actual portfolio experience in 2000, together with estimated costs for new portfolios, total estimated portfolio fees and charges for 2001 range from 0.55% to 1.86%. See "Fees and Expenses" in this prospectus.

Additionally, we may receive compensation from the investment advisers, administrators or distributors of the portfolios in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Contract. Some advisers, administrators or distributors may pay us more than others.

--------------------------------------------------------------------------------
                               THE ANNUITY OPTIONS
--------------------------------------------------------------------------------

During the income phase, you stop contributing dollars to your contract and start receiving payments from your accumulated contract value.

INITIATING PAYMENTS. At least 30 days prior to the date you want to start receiving payments, you must notify us in writing of all of the following:

     o    Payment start date;

     o Income phase payment option (see the income phase payment options table in this section);

     o Payment frequency (i.e., monthly, quarterly, semi-annually or annually);

     o Choice of fixed, and, if available at the time an income phase payment option is selected, variable or a combination of both fixed and variable payments; and

     o Selection of an assumed net investment rate (only if variable payments are elected).

Your Contract will continue in the accumulation phase until you properly start income phase payments. Once an income phase payment option is selected, it may not be changed. Our current annuity options provide only for fixed payments.

WHAT AFFECTS PAYMENT AMOUNTS? Some of the factors that may affect the amount of your income phase payments include: your age; gender; contract value; the income phase payment option selected; the number of guaranteed payments (if any) selected; whether you select fixed, variable or a combination of both fixed and variable payments; and, for variable payments, the assumed net investment rate selected. Variable payments are not currently available.

FIXED PAYMENTS. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

VARIABLE PAYMENTS. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate. Variable payments are not currently available.

ASSUMED NET INVESTMENT RATE. If you select variable income phase payments, you must also select an assumed net investment rate of either 6%, 5% or 3 1/2%. If you select a 6% rate, for example, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 6% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 6%, after deduction of fees.

If you select a 3 1/2% rate, for example, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI.

MINIMUM PAYMENT AMOUNTS. The income phase payment option you select must result in:

     o    A first income phase payment of at least $50; and

     o    Total yearly income phase payments of at least $250.

If your contract value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

RESTRICTIONS ON START DATES AND THE DURATION OF PAYMENTS. Income phase payments may not begin during the first contract year, or, unless we consent, later than the later of:

     o    The first day of the month following the annuitant's 90th birthday; or

     o The tenth anniversary of the last premium payment made to your Contract.


Income phase payments will not begin until you have selected an income phase payment option. Surrender charges may apply if income phase payments begin within the first five contract years. Failure to select an income phase payment option by the later of the annuitant's 90th birthday or the tenth anniversary of your last premium payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

Income phase payments may not extend beyond:

     (a)  The life of the annuitant;

     (b)  The joint lives of the annuitant and beneficiary;

     (c)  A guaranteed period greater than the annuitant's life expectancy; or

     (d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 100.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the Contract will not be considered an annuity for federal tax purposes.

See "FEDERAL TAX CONSIDERATIONS" for further discussion of rules relating to income phase payments.

CHARGES DEDUCTED.

     o If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.50% of amounts invested in the subaccounts. See "Fees and Expenses."

     o There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.15% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See "Fees and Expenses."

DEATH BENEFIT DURING THE INCOME PHASE. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at our Customer Service Center. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

BENEFICIARY RIGHTS. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

PARTIAL ENTRY INTO THE INCOME PHASE. You may elect an income phase payment option for a portion of your contract value, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

TAXATION. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "FEDERAL TAX CONSIDERATIONS".

PAYMENT OPTIONS

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the Contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

TERMS TO UNDERSTAND:
ANNUITANT(S): The person(s) on whose life expectancy(ies) the income phase payments are based.

BENEFICIARY(IES): The person(s) or entity(ies) entitled to receive a death benefit, if any, under the income phase payment option selected.

     -----------------------------------------------------------------------------------------------------------------------
     LIFETIME INCOME PHASE PAYMENT OPTIONS
     -----------------------------------------------------------------------------------------------------------------------
     Life Income              LENGTH OF PAYMENTS:  For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date.
                              DEATH BENEFIT--NONE: All payments end upon the annuitant's death.
     ------------------------ ----------------------------------------------------------------------------------------------

     Life Income--            LENGTH OF PAYMENTS:  For as long as the annuitant  lives,  with payments  guaranteed for your
     Guaranteed               choice of 5 to 30 years or as otherwise specified in the contract.
     Payments                 DEATH  BENEFIT--PAYMENT TO THE BENEFICIARY:  If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the
                              beneficiary the remaining payments.
     ------------------------ ----------------------------------------------------------------------------------------------

     Life Income--            LENGTH OF  PAYMENTS:  For as long as either  annuitant  lives.  It is possible  that only one
     Two Lives                payment will be made if both annuitants die before the second payment's due date.
                              CONTINUING PAYMENTS: When you select this option you choose for:
                                   a)  100%,  66 2/3% or 50% of the payment to continue to the  surviving  annuitant  after the first death; or
                                   b)  100% of the payment to continue to the
                                       annuitant on the second annuitant's
                                       death, and 50% of the payment to continue
                                       to the second annuitant on the
                                       annuitant's death.

                              DEATH BENEFIT--NONE: All payments end upon the
                              death of both annuitants.
     ------------------------ ----------------------------------------------------------------------------------------------

     Life Income--            LENGTH OF PAYMENTS:  For as long as either annuitant lives,  with payments  guaranteed from 5
     Two Lives--              to 30 years or as otherwise specified in the contract.
     Guaranteed               CONTINUING  PAYMENTS:  100% of the payment to continue to the surviving  annuitant  after the
     Payments                 first death.
                              DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: If both
                              annuitants die before we have made all the
                              guaranteed payments, we will continue to pay the
                              beneficiary the remaining payments.
     ------------------------ ----------------------------------------------------------------------------------------------

     Life Income--Cash        LENGTH OF PAYMENTS: For as long as the annuitant lives.
     Refund Option            DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: Following
     (limited                 the annuitant's death, we will pay a lump sum payment
     availability--           equal to the amount originally applied to the income phase payment option
     fixed payments only)     (less any applicable premium tax) and less the total amount of income payments paid.
     ------------------------ ----------------------------------------------------------------------------------------------

     Life Income--Two          LENGTH OF PAYMENTS: For as long as either annuitant lives.
     Lives--Cash Refund        CONTINUING PAYMENTS: 100% of the payment to continue after the first death.
     Option (limited           DEATH  BENEFIT--PAYMENT  TO THE  BENEFICIARY:  When both annuitants die we will pay a lump-sum
     availability--fixed       payment equal to the amount  applied to the income phase payment  option (less any applicable
     payments only)            premium tax) and less the total amount of income payments paid.
     ------------------------ ----------------------------------------------------------------------------------------------

     -----------------------------------------------------------------------------------------------------------------------
     NONLIFETIME INCOME PHASE PAYMENT OPTION
     -----------------------------------------------------------------------------------------------------------------------

     Nonlifetime--            LENGTH OF PAYMENTS:  You may select payments for 5 to 30 years (15 to 30 years if you elected
     Guaranteed               the premium bonus option).  In certain cases a lump-sum  payment may be requested at any time
     Payments                 (see below).
                              DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: If the
                              annuitant dies before we make all the guaranteed
                              payments, we will continue to pay the beneficiary
                              the remaining payments.
     -----------------------------------------------------------------------------------------------------------------------

     LUMP-SUM PAYMENT: If the "Nonlifetime--Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable surrender charge.
     Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center.
     -----------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                            OTHER CONTRACT PROVISIONS
--------------------------------------------------------------------------------

REPORTS TO CONTRACT OWNERS

We will send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value since the last report. You have 30 days to notify our Customer Service Center of any errors or discrepancies contained in the report or in any confirmation notices. We will also send you copies of any shareholder reports of the investment portfolios in which Separate Account B invests, as well as any other reports, notices or documents we are required by law to furnish to you.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account B's net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

IN CASE OF ERRORS IN YOUR APPLICATION

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or sex.

ASSIGNING THE CONTRACT AS COLLATERAL

You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment may have federal tax consequences. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

CONTRACT CHANGES -- APPLICABLE TAX LAW

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

FREE LOOK

You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, (i) we adjust your contract value for any Market Value Adjustment (if you have invested in the fixed account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the Liquid Asset subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your Contract is void as of the day we receive your Contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce any surrender, administration, and mortality and expense risk charges. We may also change the minimum initial and additional premium requirements, or offer an alternative or reduced death benefit.

SELLING THE CONTRACT

Directed Services, Inc. is the principal underwriter and distributor of the Contract as well as for other contracts issued through Separate Account B and other separate accounts of Golden American. The principal address of Directed Services is 1475 Dunwoody Drive, West Chester, Pennsylvania 19380. Directed Services is a corporation organized under the laws of New York and is a wholly owned subsidiary of Equitable of Iowa. Directed Services is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as with securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Directed Services has the authority to enter into selling agreements with other firms. Directed Services has entered into selling agreements with broker-dealers to sell the Contracts through registered representatives. Those representatives are registered with the NASD, and if applicable, also with the states in which they do business. They also are licensed as insurance agents in the states in which they do business.

We pay sales commissions to Directed Services for the sale of the Contracts. Directed Services passes through the entire amount of the sales commission to the broker-dealer whose registered representative sold the Contract. The maximum sales commission payable will be approximately 5.0% of the initial and any additional premium payment. This commission may be returned if the Contract is not continued through the first Contract Year.

   --------------------------------------------------------------------------------------------
                                     UNDERWRITER COMPENSATION
   --------------------------------------------------------------------------------------------
   NAME OF PRINCIPAL UNDERWRITER    AMOUNT OF COMMISSION TO BE               OTHER
                                               PAID                       COMPENSATION
      Directed Services, Inc.          The equivalent of a            Reimbursement of any
                                   combination of a percentage          covered expenses
                                    of premium payments and a               incurred
                                    percentage of the contract           by registered
                                  value up to a maximum of 5.0%        representatives
                                                                        in connection
                                                                            with the
                                                                          distribution
                                                                       of the Contracts.
   ------------------------------ ------------------------------- -----------------------------

Certain sales agreements may provide for a different combination of percentage of commission at the time of sale and annual trail commission under which one of the percentages could exceed that shown above.

We may make additional cash payments to broker-dealers for marketing and educational expenses and for the reimbursement of certain expenses incurred by registered representatives in connection with the distribution of the Contracts.

We do not pay any additional commissions on the sale or exercise of any of the optional benefit riders offered in this prospectus.

--------------------------------------------------------------------------------
                                OTHER INFORMATION
--------------------------------------------------------------------------------

VOTING RIGHTS

We will vote the shares of a Trust owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion.

STATE REGULATION

We are regulated by the Insurance Department of the State of Delaware. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

LEGAL PROCEEDINGS

The Company, like other insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that currently there are no pending or threatened lawsuits that are reasonably likely to have a materially adverse impact on the Company or Separate Account B.

LEGAL MATTERS

The legal validity of the Contracts was passed on by Myles R. Tashman, Esquire, Executive Vice President, General Counsel and Assistant Secretary of Golden American. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

EXPERTS

The audited consolidated financial statements of Golden American at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, and Separate Account B at December 31, 2000 and for the year then ended, appearing in this prospectus or in the SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing in this prospectus or in the SAI and in the Registration Statement, and are included or incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following summary provides a general description of the federal income tax considerations associated with this Contract and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult your counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws. We do not make any representations as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS.

TYPES OF CONTRACTS

The Contract may be purchased only as an IRA or a Roth IRA. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our tax status. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a Contract for your particular situation. The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAXATION OF QUALIFIED CONTRACTS

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents.

The IRS could come to a determination that rider charges are taxable distributions to you. Although we do not believe that a rider charge under the Contract should be treated as a taxable withdrawal, you should consult your tax advisor prior to selecting any rider or endorsement under the Contract.

     DISTRIBUTIONS. Annuity payments are generally taxed in the same manner as under a non-qualified Contract. When a withdrawal from a qualified Contract occurs, a pro rata portion of the amount received is taxable, generally based on the ratio of the contract owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract) to the participant's total accrued benefit balance under the retirement plan. For qualified Contracts, the investment in the Contract can be zero. For Roth IRAs, distributions are generally not taxed, except as described below. For qualified plans under Section 401(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant)
(i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time before the contract owner's death.

     WITHHOLDING. Distributions from certain qualified plans generally are subject to withholding for the contract owner's federal income tax liability. The withholding rates vary according to the type of distribution and the contract owner's tax status. The contract owner may be provided the opportunity to elect not to have tax withheld from distributions. "Eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions that are required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the contract owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

Brief descriptions of the various types of qualified retirement plans in connection with a Contract follow. We will endorse the Contract as necessary to conform it to the requirements of such plan.

INDIVIDUAL RETIREMENT ANNUITIES

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" or transferred on a tax-deferred basis into an IRA. There are significant restrictions on rollover or transfer contributions from Savings Incentive Match Plans for Employees (SIMPLE), under which certain employers may provide contributions to IRAs on behalf of their employees, subject to special restrictions. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. Sales of the Contract for use with IRAs may be subject to special requirements of the IRS.

ROTH IRA

Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to limits on the amount of the contribution and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax, and other special rules may apply. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

TAX CONSEQUENCES OF DEATH BENEFIT OPTIONS

THE CONTRACT INCLUDES DEATH BENEFIT OPTIONS THAT IN SOME CASES MAY EXCEED THE GREATER OF THE PREMIUM PAYMENTS OR THE CONTRACT VALUE. THE IRS HAS NOT RULED WHETHER AN ENHANCED DEATH BENEFIT COULD BE CHARACTERIZED AS AN INCIDENTAL BENEFIT, THE AMOUNT OF WHICH IS LIMITED IN ANY CODE SECTION 401(A) PENSION OR PROFIT-SHARING PLAN OR CODE SECTION 403(B) TAX-SHELTERED ANNUITY. EMPLOYERS USING THE CONTRACT MAY WANT TO CONSULT THEIR TAX ADVISER REGARDING SUCH LIMITATION.

IRA's generally may not invest in life insurance contracts. We do not believe a death benefit under an annuity contract that is equal to the greater of premiums paid (less withdrawals) or contract value will be treated as life insurance. However, the enhanced death benefits and earnings multiplier benefit under this Contract may exceed the greater of premiums paid (less withdrawals) and contract value. We have previously received IRS approval of the form of the Contract, including the enhanced death benefit feature, for use as an IRA. THE CONTRACT WITH BOTH ENHANCED DEATH BENEFITS AND THE EARNINGS MULTIPLIER BENEFIT HAS BEEN FILED WITH THE IRS FOR APPROVAL FOR USE AS AN IRA. HOWEVER, THERE IS NO ASSURANCE THAT THE IRS WILL GIVE THIS APPROVAL OR THAT THE CONTRACT MEETS THE QUALIFICATION REQUIREMENTS FOR AN IRA. Although we regard the enhanced death benefit options and earnings multiplier benefit as investment protection features that should not have an adverse tax effect, it is possible that the IRS could take a contrary position regarding tax qualification, which could result in the immediate taxation of amounts held in the Contract and the imposition of penalty taxes. YOU SHOULD CONSULT YOUR TAX ADVISOR IF YOU ARE CONSIDERING ADDING AN ENHANCED DEATH BENEFIT OR EARNINGS MULTIPLIER BENEFIT TO YOUR CONTRACT IF IT IS AN IRA.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each contract owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

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



--------------------------------------------------------------------------------
                       STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


TABLE OF CONTENTS

      ITEM                                                           PAGE
      Introduction................................................      1
      Description of Golden American Life Insurance Company.......      1
      Safekeeping of Assets.......................................      1
      The Administrator...........................................      1
      Independent Auditors........................................      1
      Distribution of Contracts...................................      1
      Performance Information.....................................      2
      IRA Partial Withdrawal Option...............................      9
      Other Information...........................................      9
      Financial Statements of Separate Account B..................     10



PLEASE TEAR OFF, COMPLETE AND RETURN THE FORM BELOW TO ORDER A FREE STATEMENT OF ADDITIONAL INFORMATION FOR THE CONTRACTS OFFERED UNDER THE PROSPECTUS. ADDRESS THE FORM TO OUR CUSTOMER SERVICE CENTER; THE ADDRESS IS SHOWN ON THE PROSPECTUS COVER.

-  -  -  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B.

Please Print or Type:

                           --------------------------------------------------
                           NAME

                           --------------------------------------------------
                           SOCIAL SECURITY NUMBER

                           --------------------------------------------------
                           STREET ADDRESS

                           --------------------------------------------------
                           CITY, STATE, ZIP

SmartDesign                                                          --/--/2001
-  -  -  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

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


--------------------------------------------------------------------------------
                                   APPENDIX A
--------------------------------------------------------------------------------


                        MARKET VALUE ADJUSTMENT EXAMPLES

EXAMPLE #1:  FULL SURRENDER -- EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT

      Assume $100,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, a guaranteed interest rate of 7.5%, an initial Index Rate ("I") of 7%; that a full surrender is requested 3 years into the guaranteed interest period; that the then Index Rate for a 7 year guaranteed interest period ("J") is 8%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made. CALCULATE THE MARKET VALUE ADJUSTMENT

1.   The contract value of the Fixed Interest Allocation on the date of surrender is
                                     3
          $124,230 ($100,000 x 1.075  )

2.   N = 2,555 ( 365 x 7 )

                                                        2,555/365
3.   Market Value Adjustment = $124,230 x [(1.07/1.0850)         -1] = $11,535

     Therefore, the amount paid to you on full surrender ignoring any surrender charge is $112,695 ($124,230 - $11,535 ).



EXAMPLE #2:  FULL SURRENDER -- EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT

      Assume $100,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, a guaranteed interest rate of 7.5%, an initial Index Rate ("I") of 7%; that a full surrender is requested 3 years into the guaranteed interest period; that the then Index Rate for a 7 year guaranteed interest period ("J") is 6%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made. CALCULATE THE MARKET VALUE ADJUSTMENT

1.   The contract value of the Fixed Interest Allocation on the date of surrender is
                                     3
          $124,230 ($100,000 x 1.075  )

2.   N = 2,555 ( 365 x 7 )

                                                        2,555/365
3.   Market Value Adjustment = $124,230 x [(1.07/1.0650)         -1] = $4,141

     Therefore, the amount paid to you on full surrender ignoring any surrender charge is $128,371 ($124,230 + $4,141 ).



EXAMPLE #3:  WITHDRAWAL -- EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT

      Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, a guaranteed interest rate of 7.5%, an initial Index Rate ("I") of 7%; that a withdrawal of $112,695 is requested 3 years into the guaranteed interest period; that the then Index Rate ("J") for a 7 year guaranteed interest period is 8%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

                                      A1

     First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.

1. The contract value of the Fixed Interest Allocation on the date of withdrawal is
                                      3
          $248,459 ( $200,000 x 1.075  )

2.   N = 2,555 ( 365 x 7 )

3.   Amount that must be withdrawn =
                                                         2,555/365
                              [ $112,695 / (1.07/1.0850)          ] = $124,230

     Then calculate the Market Value Adjustment on that amount.

4.   Market Value Adjustment =
                                                       2,555/365
                              $124,230 x [(1.07/1.0850)          -1] = $11,535

     Therefore, the amount of the withdrawal paid to you ignoring any surrender charge is $112,695, as requested. The Fixed Interest Allocation will be reduced by the amount of the withdrawal, $112,695, and also reduced by the Market Value Adjustment of $11,535, for a total reduction in the Fixed Interest Allocation of $124,230.

EXAMPLE #4:  WITHDRAWAL -- EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT

      Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, a guaranteed interest rate of 7.5%, an initial Index Rate of 7%; that a withdrawal of $128,371 requested 3 years into the guaranteed interest period; that the then Index Rate ("J") for a 7 year guaranteed interest period is 6%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

     First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.


1.   The contract value of Fixed Interest Allocation on the date of surrender is
                                     3
          $248,459 ( $200,000 x 1.075  )

2.   N = 2,555 ( 365 x 7 )

3.   Amount that must be withdrawn =
                                                         2,555/365
                                 [$128,371 /(1.07/1.0650)         ] = $124,230

     Then calculate the Market Value Adjustment on that amount.

                                                        2,555/365
4.   Market Value Adjustment = $124,230 x [(1.07/1.0650)          -1] = $4,141

     Therefore, the amount of the withdrawal paid to you ignoring any surrender charge is $128,371, as requested. The Fixed Interest Allocation will be reduced by the amount of the withdrawal, $128,371, but increased by the Market Value Adjustment of $4,141, for a total reduction in the Fixed Interest Allocation of $124,230.

                                      A2

--------------------------------------------------------------------------------
                                   APPENDIX B
--------------------------------------------------------------------------------


                 SURRENDER CHARGE FOR EXCESS WITHDRAWALS EXAMPLE

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the Contract of $30,000. It also assumes a withdrawal at the end of the third contract year of 30% of the contract value of $35,000, that Option Package I was selected and that the applicable minimum required distribution (MRD") is $2,000.

In this example, $3,500 (10% of contract value) is the maximum free withdrawal amount that you may withdraw without a surrender charge. The total withdrawal would be $10,500 ($35,000 x .30). Therefore, $7,000 (10,500 - 3,500) is
considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 4% surrender charge of $280 ($7,000 x .04).

If the MRD had been $4,000, instead of $2,000, the amount subject to the 4% surrender charge would be $6,500 ($10,500 - $4,000) and a surrender charge of $260 ($6,500 x 0.04) would apply.

These examples do not take into account any Market Value Adjustment or deduction of any premium taxes.

                                      B1

--------------------------------------------------------------------------------
                                   APPENDIX C
--------------------------------------------------------------------------------


           WITHDRAWAL ADJUSTMENT FOR 5% ROLL-UP DEATH BENEFIT EXAMPLES

(NEEDS TO BE REVISED)
EXAMPLE #1:  THE CONTRACT VALUE (AV) IS LOWER THAN THE DEATH BENEFIT

      Assume a premium payment of $100,000, AV at the time of withdrawal of $80,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000. A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

               Pro rata Withdrawal Adjustment to MGDB = $30,000 ($120,000 * ($20,000 / $80,000))

               MGDB after Pro rata Withdrawal = $90,000 ($120,000 - $30,000)

               AV after Pro rata Withdrawal = $60,000 ($80,000 - $20,000)

EXAMPLE #2:  THE CONTRACT VALUE (AV) IS GREATER THAN THE DEATH BENEFIT

      Assume a premium payment of $100,000, AV at the time of withdrawal of $160,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000. A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

               Pro rata Withdrawal Adjustment to MGDB = $15,000 ($120,000 * ($20,000 / $160,000))

               MGDB after Pro rata Withdrawal = $105,000 ($120,000 - $15,000)

               AV after Pro rata Withdrawal = $140,000 ($160,000 - $20,000)

                                       C1

EXAMPLE #3:  THE CONTRACT VALUE (AV) IS EQUAL TO THE DEATH BENEFIT

      Assume a premium payment of $100,000, AV at the time of withdrawal of $120,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000. A total withdrawal of $27,000 is made.

Calculate the Effect of the Withdrawal

               Pro rata Withdrawal Adjustment to MGDB = $20,000 ($120,000 * ($20,000 / $120,000))

               MGDB after Pro rata Withdrawal = $100,000 ($120,000 - $20,000)

               AV after Pro rata Withdrawal = $100,000 ($120,000 - $20,000)

                                      C2

--------------------------------------------------------------------------------
                                   APPENDIX D
--------------------------------------------------------------------------------


                    PROJECTED SCHEDULE OF GET FUND OFFERINGS

                                  OFFERING DATES           GUARANTEE DATES


                   GET P        09/18/01 - 12/12/01      12/13/01 - 12/15/06

                   GET Q        12/13/01 - 03/14/02      03/15/02 - 03/16/07

                   GET R        03/15/02 - 06/13/02      06/14/02 - 06/15/07

                                       D1

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


                             ING VARIABLE ANNUITIES

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
            Golden American Life Insurance Company is a stock company
                             domiciled in Delaware.
--------------------------------------------------------------------------------

SmartDesign                                                           10/15/2001

                       Statement of Additional Information

                        STATEMENT OF ADDITIONAL INFORMATION

           SMARTDESIGN [WORKSITE ROLLOVER] ADVANTAGE VARIABLE ANNUITY

                          DEFERRED COMBINATION VARIABLE
                           AND FIXED ANNUITY CONTRACT

                                    ISSUED BY
                               SEPARATE ACCOUNT B

                                       OF
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the Golden American Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to Golden American Life Insurance Company, Customer Service Center, P.O. Box 2700, West Chester, Pennsylvania 19380-1478 or telephone 1-800-366-0066.

                             DATE OF PROSPECTUS AND
                      STATEMENT OF ADDITIONAL INFORMATION:
                                   , 2001

                                TABLE OF CONTENTS

ITEM                                                                       PAGE

Introduction                                                                  1
Description of Golden American Life Insurance Company                         1
Safekeeping of Assets                                                         1
The Administrator                                                             1
Independent Auditors                                                          1
Distribution of Contracts                                                     1
Performance Information                                                       2
IRA Partial Withdrawal Option                                                 5
Other Information                                                             6
Financial Statements of Separate Account B                                    6

                                  INTRODUCTION

This Statement of Additional Information provides background information regarding Separate Account B.

              DESCRIPTION OF GOLDEN AMERICAN LIFE INSURANCE COMPANY

Golden American Life Insurance Company ("Golden American") is a stock life insurance company organized under the laws of the State of Delaware. On August 13, 1996, Equitable of Iowa Companies, Inc. (formerly Equitable of Iowa Companies) ("Equitable of Iowa") acquired all of the interest in Golden American and Directed Services, Inc. On October 24, 1997, Equitable of Iowa and ING Groep, N.V. ("ING") completed a merger agreement, and Equitable of Iowa became a wholly owned subsidiary of ING. ING, headquartered in The Netherlands, is a global financial services holding company with approximately $605 billion in assets as of December 31, 2000.

As of December 31, 2000, Golden American had approximately $617.1 million in stockholder's equity and approximately $11.9 billion in total assets, including approximately $9.8 billion of separate account assets. Golden American is authorized to do business in all jurisdictions except New York. Golden American offers variable insurance products. Golden American formed a subsidiary, First Golden American Life Insurance Company of New York ("First Golden"), who is licensed to do variable annuity business in the states of New York and Delaware.

                              SAFEKEEPING OF ASSETS

Golden American acts as its own custodian for Separate Account B.

                                THE ADMINISTRATOR

Effective January 1, 1997, Equitable Life Insurance Company of Iowa ("Equitable Life") and Golden American became parties to a service agreement pursuant to which Equitable Life agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to Golden American. Expenses incurred by Equitable Life in relation to this service agreement were reimbursed by Golden American on an allocated cost basis. No charges were billed to Golden American by Equitable Life pursuant to the service agreement in 1997. Equitable Life billed Golden American $930,000 and $1,109,000 pursuant to the service agreement in 2000 and 1999, respectively.

                              INDEPENDENT AUDITORS

Ernst & Young LLP, independent auditors, performs annual audits of Golden American and Separate Account B.

                            DISTRIBUTION OF CONTRACTS

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services, Inc., an affiliate of Golden American, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by Golden American. The variable insurance products were sold primarily through two broker/dealer institutions during the year ended December 31, 1998 and December 31, 1999. For the year ended December 31, 2000 only a single broker/dealer institution sold more than 10% of Golden American's variable insurance products. For the years ended 2000, 1999 and 1998 commissions paid by Golden American, including amounts paid by its subsidiary, First Golden American Life Insurance Company of

New York, to Directed Services, Inc. aggregated $208,883,000, $181,536,000 and $117,470,000, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services, Inc. is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, Golden American provides to Directed Services, Inc. certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Golden American charges Directed Services, Inc. for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by Golden American's employees on behalf of Directed Services, Inc. In the opinion of management, this method of cost allocation is reasonable. This fee, calculated as a percentage of average assets in the variable separate accounts, was $21,296,000, $10,136,000 and $4,771,000 for the years ended 2000, 1999 and 1998, respectively.

                             PERFORMANCE INFORMATION

Performance information for the subaccounts of Separate Account B, including yields, standard annual returns and other non-standard measures of performance of all subaccounts, may appear in reports or promotional literature to current or prospective owners. Such non-standard measures of performance will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC. Negative values are denoted by minus signs ("-").

Performance information for measures other than total return do not reflect any applicable premium tax that can range from 0% to 3.5%. As described in the prospectus, four death benefit options are available. The following performance values reflect the election at issue of the 7% Solution Enhanced Death Benefit, thus providing values reflecting the highest aggregate contract charges. In addition, the performance values reflect the selection of the most costly optional benefit rider. If one of the other death benefit options had been elected, or if another optional benefit rider or no rider had been elected, the historical performance values would be higher than those represented in the examples.

SEC STANDARD MONEY MARKET SUBACCOUNT YIELDS
Current yield for the Liquid Asset Subaccount will be based on the change in the value of a hypothetical investment (exclusive of capital changes or income other than investment income) over a particular 7-day period, less a pro rata share of subaccount expenses which includes deductions for the mortality and expense risk charge and the administrative charge accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

     Effective Yield = [(Base Period Return) +1)^365/7] - 1

The current yield and effective yield of the Liquid Asset Subaccount for the 7-day period December 25, 2000 to December 31, 2000 were 4.07% and 4.15% respectively.

SEC STANDARD 30-DAY YIELD FOR NON-MONEY MARKET SUBACCOUNTS
Quotations of yield for the remaining subaccounts will be based on all investment income per subaccount earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an accumulation unit on the last day of the period, according to the following formula:

     Yield = 2 x [((a - b)/(c x d) + 1)^6 - 1]

Where:    [a]  equals the net investment income earned during the period by the investment portfolio attributable to shares owned by a subaccount
          [b]  equals the expenses accrued for the period (net of
               reimbursements)
          [c]  equals the average daily number of units outstanding during the period based on the accumulation unit value
          [d]  equals the value (maximum offering price) per accumulation unit value on the last day of the period

Yield on subaccounts of Separate Account B is earned from the increase in net asset value of shares of the investmenr portfolio in which the subaccount invests and from dividends declared and paid by the investment portfolio, which are automatically reinvested in shares of the investment portfolio.

SEC STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL SUBACCOUNTS
Quotations of average annual total return for any subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and 10 years (or, if less, up to the life of the subaccount), calculated pursuant to the formula:

     P(1+T)^(n)=ERV

Where:    (1)  [P]   equals a hypothetical initial premium payment of $1,000
          (2)  [T]   equals an average annual total return
          (3)  [n]   equals the number of years
          (4)  [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period
                     (or fractional portion thereof)

All total return figures reflect the deduction of the maximum sales load, the administrative charges, the mortality and expense risk charges and maximum optional benefit rider charge. The Securities and Exchange Commission (the "SEC") requires that an assumption be made that the contract owner surrenders the entire contract at the end of the one, five and 10 year periods (or, if less, up to the life of the security) for which performance is required to be calculated. This assumption may not be consistent with the typical contract owner's intentions in purchasing a contract and may adversely affect returns. Quotations of total return may simultaneously be shown for other periods, as well as quotations of total return that do not take into account certain contractual charges such as sales load.

Except for the GCG Trust International Equity, GCG Trust Internet Tollkeeper, SP Jennison International Equity, Pilgrim VP MagnaCap, Pilgrim VP SmallCap Opportunities, Pilgrim VP Growth Opportunities, Profund VP Bull, Profund VP Small-Cap subaccounts which had not commenced operations as of December 31, 2000, Average Annual Total Return for the Subaccounts presented on a standardized basis, which includes deductions for the maximum mortality and expense risk charge for Max 7 Enhanced Death Benefit of 2.10%, and administrative charges of 0.15%, a living benefit optional rider charge annualized at 0.75% for all portfolios for all portfolios except Liquid Asset and Limited Maturity Bond, which are annualized at 0.50%, the earnings multiplier benefit rider charge annualized at 0.30%, for the year ending December 31, 2000 were as follows:

Average Annual Total Return for Periods Ending 12/31/00 -
Standardized with Rider Charges
--------------------------------------------------------------------------------


[TO BE ADDED BY AMENDMENT]

Average Annual Total Return for Periods Ending 12/31/00 -
Standardized without Rider Charges
--------------------------------------------------------------------------------

[TO BE ADDED BY AMENDMENT]



     P(1+T)^(n)]=ERV

Where:
          (1)  [P]   equals a hypothetical initial premium payment of $1,000
          (2)  [T]   equals an average annual total return
          (3)  [n]   equals the number of years
          (4)  [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period
                     (or fractional portion thereof) assuming certain loading and charges are zero.

Except for the GCG Trust International Equity, GCG Trust Internet Tollkeeper, Pilgrim VP MagnaCap, Pilgrim VP SmallCap Opportunities, Pilgrim VP Growth Opportunities, Profund VP Bull, Profund VP Small-Cap subaccounts which had not commenced operations as of December 31, 2000, Average Annual Total Return for the subaccounts presented on a non-standardized basis, which includes deductions for the maximum mortality and expense risk charge for the Max 7 Enhanced Death Benefit of 2.10%, and administrative charges of 0.15%, a living benefit optional rider charge annualized at 0.75% for all portfolios for all portfolios except Liquid Asset and Limited Maturity Bond, which are annualized at 0.50%, and the earnings multiplier benefit rider charge annualized at 0.30%, for the year ending December 31, 2000 were as follows:

Average Annual Total Return for Periods Ending 12/31/00 -
Non-Standardized with Rider Charges
-------------------------------------------------------------------------------

[TO BE ADDED BY AMENDMENT]

Average Annual Total Return for Periods Ending 12/31/00 -
Non-Standardized without Rider Charges
--------------------------------------------------------------------------------


[TO BE ADDED BY AMENDMENT]



Performance information for a subaccount may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donoghue Money Market Institutional Averages, or other indices that measure performance of a pertinent group of securities so that investors may compare a subaccount's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria; and
(iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for any subaccount reflects only the performance of a hypothetical contract under which contract value is allocated to a subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the investment portfolio of the Trust in which the Separate Account B subaccounts invest, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Reports and promotional literature may also contain other information including the ranking of any subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria.

PUBLISHED RATINGS
From time to time, the rating of Golden American as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

ACCUMULATION UNIT VALUE
The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under Performance Information. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the 7% Solution Enhanced Death Benefit Option, the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with the 7% Solution Enhanced Death Benefit, the Deferred Annual Ratchet Death Benefit, the Annual Ratchet Enhanced Death Benefit and the Standard Death Benefit are lower than that used in the examples and would result in higher AUV's or contract values.

ILLUSTRATION OF CALCULATION OF AUV
     EXAMPLE 1.

     1. AUV, beginning of period
     2. Value of securities, beginning of period
     3. Change in value of securities
     4. Gross investment return (3) divided by (2)
     5. Less daily mortality and expense charge
     6. Less asset based administrative charge
     7. Net investment return (4) minus (5) minus (6)
     8. Net investment factor (1.000000) plus (7)
     9. AUV, end of period (1) multiplied by (8)

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
     EXAMPLE 2.

     1. Initial Premium Payment
     2. AUV on effective date of purchase (see Example 1)
     3. Number of Units purchased [(1) divided by (2)]
     4. AUV for valuation date following purchase
        (see Example 1)
     5. Accumulation Value in account for valuation date following purchase [(3) multiplied by (4)]

                          IRA PARTIAL WITHDRAWAL OPTION

If the contract owner has an IRA contract and will attain age 70 1/2 in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70 1/2. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

Golden American notifies the contract owner of these regulations with a letter mailed on January 1st of the calendar year in which the contract owner reaches age 70 1/2 which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when Golden American receives the completed election form. Golden American calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the contract value by the life expectancy. In the first year withdrawals begin, we use the contract value as of the date of the first payment. Thereafter, we use the contract value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

                                OTHER INFORMATION

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                   FINANCIAL STATEMENTS OF SEPARATE ACCOUNT B

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

     Report of Independent Auditors
     Audited Financial Statements
        Statement of Net Assets as of December 31, 2000 Statements of Operations for the year ended December 31, 2000 Statements of Changes in Net Assets for the years ended December 31, 2000 and 1999
     Notes to Financial Statements

                           PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits
     (a) Financial Statements:

         (1) All financial statements are included in either the Prospectus or the Statement of Additional Information, as indicated therein
         (2) Schedules I, III and IV follow. All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are omitted because they are not applicable or because the information is included elsewhere in the consolidated financial statements or notes thereto.

                                                             SCHEDULE I
                                                       SUMMARY OF INVESTMENTS
                                              OTHER THAN INVESTMENTS IN RELATED PARTIES
                                                       (Dollars in thousands)



                                                                                                                      BALANCE
                                                                                                                        SHEET
   DECEMBER 31, 2000                                                                     COST(1)        VALUE          AMOUNT
------------------------------------------------------------------------------------------------------------------------------
   TYPE OF INVESTMENT
   Fixed maturities, available for sale:
    Bonds:
      United States government and governmental agencies and
        authorities.........................................................            $18,607       $19,171          $19,171
      Public utilities......................................................             54,132        52,826           52,826
      Corporate securities..................................................            355,890       349,202          349,202
      Other asset-backed securities.........................................            223,787       224,122          224,122
      Mortgage-backed securities............................................            146,335       147,257          147,257
                                                                                  --------------------------------------------
      Total fixed maturities, available for sale............................            798,751       792,578          792,578

   Equity securities:
      Common stocks: industrial, miscellaneous, and all other...............              8,611         6,791            6,791

   Mortgage loans on real estate.........................................                99,916                         99,916
   Policy loans..........................................................                13,323                         13,323
   Short-term investments................................................               106,775                        106,775
                                                                                  ---------------                -------------
   Total investments.....................................................            $1,027,376                     $1,019,383
                                                                                  ===============                =============

Note 1: Cost is defined as original cost for common stocks, amortized cost for bonds and short-term investments, and unpaid principal for policy loans and mortgage loans on real estate, adjusted for amortization of premiums and accrual of discounts.



                                                            SCHEDULE III
                                                 SUPPLEMENTARY INSURANCE INFORMATION
                                                       (Dollars in thousands)


COLUMN A        COLUMN B     COLUMN C     COLUMN D    COLUMN E   COLUMN F   COLUMN G    COLUMN H    COLUMN I    COLUMN J   COLUMN K
------------------------------------------------------------------------------------------------------------------------------------
                                 FUTURE
                                 POLICY                                                             AMORTIZA-
                              BENEFITS,                   OTHER                           BENEFITS    TION OF
                                LOSSES,                  POLICY                            CLAIMS,   DEFERRED
                 DEFERRED        CLAIMS                  CLAIMS  INSURANCE                  LOSSES     POLICY
                   POLICY           AND    UNEARNED         AND   PREMIUMS        NET          AND     ACQUI-       OTHER
              ACQUISITION          LOSS     REVENUE    BENEFITS        AND INVESTMENT  SETTLEMENT      SITION   OPERATING   PREMIUMS
SEGMENT             COSTS      EXPENSES     RESERVE     PAYABLE    CHARGES     INCOME     EXPENSES      COSTS   EXPENSES*    WRITTEN
------------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2000:

Life insurance    $635,147   $1,062,891      $6,817         $82   $144,877    $64,140     $200,031    $55,154    $143,300        --

YEAR ENDED DECEMBER 31, 1999:

Life insurance     528,957    1,033,701       6,300           8     82,935     59,169      182,221     33,119     (83,827)       --

YEAR ENDED DECEMBER 31, 1998:

Life insurance     204,979      881,112       3,840          --     39,119     42,485       96,968      5,148     (26,406)       --



*    This includes policy  acquisition  costs deferred for first year commissions and interest  bonuses,  premium credit,  and other expenses related to the production of new business. The costs related to first year interest bonuses and the premium credit are included in benefits claims, losses, and settlement expenses.





                                                             SCHEDULE IV
                                                             REINSURANCE


COLUMN A                                             COLUMN B        COLUMN C        COLUMN D         COLUMN E        COLUMN F
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    PERCENTAGE
                                                                     CEDED TO         ASSUMED                        OF AMOUNT
                                                        GROSS           OTHER      FROM OTHER              NET         ASSUMED
                                                       AMOUNT       COMPANIES       COMPANIES           AMOUNT          TO NET
--------------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2000:
    Life insurance in force.................     $196,334,000    $105,334,000              --      $91,000,000              --
                                                ================================================================================

At December 31, 1999:
    Life insurance in force.................     $225,000,000    $119,575,000              --     $105,425,000              --
                                                ================================================================================

AT DECEMBER 31, 1998:
    Life insurance in force.................     $181,456,000    $111,552,000              --      $69,904,000              --
                                                ================================================================================




EXHIBITS

1 Resolution of the Board of Directors of Depositor authorizing the establishment of the Registrant

2     Not applicable

3 (a) Distribution Agreement between the Depositor and Direct Services, Inc.
  (b) Form of Dealers Agreement
  (c) Organizational Agreement
  (d) Addendum to Organizational Agreement
  (e) Expense Reimbursement Agreement
  (f) Form of Assignment Agreement for Organizational Agreement

4 (a) Form of Variable Annuity Group Master Contract*
  (b) Form of Variable Annuity Contract*
  (c) Form of Variable Annuity Certificate*
  (d) Form of Endorsement for Premium Bonus*
  (e) Earnings Enhancement Death Benefit Rider*

5     Not applicable

6 (a) Resolution of the Board of Directors for Powers of
      Attorney, dated 04/23/99
  (b) Certificate of Amendment of the Restated Articles of Incorporation of Golden American Life Insurance Company, dated 03/01/95
  (c) By-laws of Golden American Life Insurance Company, dated 01/07/94

7     Not applicable

8 (a) Service Agreement between Golden American Life Insurance
      Company and Equitable Life Insurance Company of Iowa
  (b) Service Agreement between Golden American Life Insurance Company and Directed Services, Inc.
  (c) Asset Management Agreement between Golden American Life Insurance Company and ING Investment Management LLC
  (d) Reciprocal Loan Agreement between Golden American Life Insurance Company and ING America Insurance Holdings, Inc.
  (e) Revolving Note Payable between Golden American Life Insurance Company and SunTrust Bank
  (f) Surplus Note, dated 12/17/96, between Golden American Life Insurance Company and Equitable of Iowa Companies
  (g) Surplus Note, dated 12/30/98, between Golden American Life Insurance Company and Equitable Life Insurance Company of Iowa
  (h) Surplus Note, dated 09/30/99, between Golden American Life Insurance Company and ING AIH
  (i) Surplus Noted, dated 12/08/99, between Golden American Life Insurance Company and First Columbine Life Insurance Company
  (j) Surplus Note, dated 12/30/99, between Golden American Life Insurance Company and Equitable of Iowa Companies
  (k) Reinsurance Agreement, dated 06/30/00, between Golden
      American and Equitable Life Insurance Company of Iowa
  (l) Renewal of Revolving Note Payable between Golden American and SunTrust Bank as of April 30, 2001 and expiring May 31, 2002
  (m) Reinsurance Agreement, effective 01/01/00, between Golden American and Security Life of Denver International Limited
  (n) Letter of Credit between Security Life of Denver International Limited and The Bank of New York

9     Opinion and Consent of Myles R. Tashman*

10(a) Consent of Sutherland Asbill & Brennan LLP*
  (b) Consent of Ernst & Young, LLP, Independent Auditors*
  (c) Consent of Myles Tashman, incorporated in Item 9 of this Part C, together with the opinion of Myles R. Tashman*

11    Not applicable

12    Not applicable

13    Not applicable

14    Not applicable

15    Powers of Attorney

16    Subsidiaries of ING Groep N.V. *
------------------------------
*TO BE FILED BY AMENDMENT

ITEM 25:  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                           Principal                  Position(s)
Name                    Business Address              with Depositor
----                    ----------------              --------------
Robert C. Salipante     ReliaStar Financial Corp.     Director and Chief
                        20 Washington Avenue South    Executive Officer
                        Minneapolis, MN  55402

Chris D. Schreier       ReliaStar Financial Corp.     President
                        20 Washington Avenue South
                        Minneapolis, MN  55402

Barnett Chernow         Golden American Life Ins. Co. President and
                        1475 Dunwoody Drive           CEO, Investment
                        West Chester, PA  19380       Products Group

Thomas J. McInerney     ING Aetna Financial Services  Director
                        151 Farmington Avenue
                        Hartford, CT  06156

Mark A. Tullis          ING Insurance Operations      Director
                        5780 Powers Ferry Road
                        Atlanta, GA  30327-4390

Phillip R. Lowery       ING Insurance Operations      Director
                        5780 Powers Ferry Road
                        Atlanta, GA  30327-4390

Wayne R. Huneke         ING Insurance Operations      Director and Chief
                        5780 Powers Ferry Road        Financial Officer
                        Atlanta, GA  30327-4390

Myles R. Tashman        Golden American Life Ins. Co. Executive Vice President,
                        1475 Dunwoody Drive           General Counsel and
                        West Chester, PA  19380       Assistant Secretary

James R. McInnis        Golden American Life Ins. Co. Executive Vice President
                        1475 Dunwoody Drive           and Chief Marketing
                        West Chester, PA  19380       Officer

Stephen J. Preston      Golden American Life Ins. Co. Executive Vice President
                        1475 Dunwoody Drive           and Chief Actuary
                        West Chester, PA  19380

Steven G. Mandel        Golden American Life Ins. Co. Senior Vice President and
                        1475 Dunwoody Drive           Chief Information Officer
                        West Chester, PA  19380

E. Robert Koster        Golden American Life Ins. Co. Senior Vice President
                        1475 Dunwoody Drive
                        West Chester, PA  19380

David L. Jacobson       Golden American Life Ins. Co. Senior Vice President and
                        1475 Dunwoody Drive           Chief Compliance Officer
                        West Chester, PA  19380

William L. Lowe         Equitable of Iowa Companies   Senior Vice President,
                        909 Locust Street             Sales & Marketing
                        Des Moines, IA  50309

Gary F. Haynes          Golden American Life Ins. Co. Senior Vice President
                        1475 Dunwoody Drive           Operations
                        West Chester, PA  19380

David S. Pendergrass    ING Insurance Operations      Vice President and
                        5780 Powers Ferry Road        Treasurer
                        Atlanta, GA  30327-4390

Paula Cludray-Engelke   ReliaStar Financial Corp.     Secretary
                        20 Washington Avenue South
                        Minneapolis, MN  55402

ITEM 26: PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Depositor owns 100% of the stock of a New York company, First Golden American Life Insurance Company of New York ("First Golden"). The primary purpose for the formation of First Golden is to offer variable products in the state of New York.

The following persons control or are under common control with the Depositor:

DIRECTED SERVICES, INC. ("DSI") - This corporation is a general business corporation organized under the laws of the State of New York, and is wholly owned by ING Groep N.V. ("ING") The primary purpose of DSI is to act as a broker-dealer in securities. It acts as the principal underwriter and distributor of variable insurance products including variable annuities as required by the SEC. The contracts are issued by the Depositor. DSI also has the power to carry on a general financial, securities, distribution, advisory or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation. DSI is also registered with the SEC as an investment adviser.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding stock is owned and controlled by ING. Various companies and other entities controlled by ING may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organizational chart.

The subsidiaries of ING, as of February 28, 2001, are included in this registration statement as Exhibit 16. [TO BE UPDATED BY AMENDMENT.]

Item 27:  Number of Contract Owners

As of August 31, 2001, there are 68,635 qualified contract owners and 86,951 non-qualified contract owners in Golden American's Separate Account B.

ITEM 28: INDEMNIFICATION

Golden American shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Golden American as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

Golden American may also, to the extent permitted by law, indemnify any other person who is or was serving Golden American in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

Golden American or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 29: PRINCIPAL UNDERWRITER

(a) At present, DSI, the Registrant's Distributor, also serves as principal underwriter for all contracts issued by Golden American. DSI is the principal underwriter for Separate Account A of Golden American,
Separate Account B of Golden American, Alger Separate Account A of Golden American, Separate Account NY-B of First Golden, Separate Account A for Equitable Life Insurance Company of Iowa and The GCG Trust.

(b) The following information is furnished with respect to the principal officers and directors of Directed Services, Inc., the Registrant's Distributor. The principal business address for each officer and director following is 1475 Dunwoody Drive, West Chester, PA 19380-1478, unless otherwise noted.

Name and Principal             Positions and Offices
Business Address               with Underwriter
-------------------            ---------------------

James R. McInnis               President

Barnett Chernow                Director and Executive Vice President

Myles R. Tashman               Director, Executive Vice President,
                               Secretary and General Counsel

Stephen J. Preston             Executive Vice President

David S. Pendergrass           Vice President and Treasurer
ING Insurance Operations
5780 Powers Ferry Road
Atlanta, GA  30327-4390

David L. Jacobson              Senior Vice President and Assistant Secretary


(c)
             2000 Net
Name of      Underwriting   Compensation
Principal    Discounts and       on       Brokerage
Underwriter  Commissions    Redemption  Commissions Compensation
-----------  ------------   ------------- ----------  -----------
DSI          $208,883,000       $0          $0           $0

ITEM 30: LOCATION OF ACCOUNTS AND RECORDS

Accounts and records are maintained by Golden American Life Insurance Company at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478, ING Americas at 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390 and by Equitable Life Insurance Company of Iowa, an affiliate, at 909 Locust Street, Des Moines,
Iowa  50309.

ITEM 31: MANAGEMENT SERVICES

None.

ITEM 32: UNDERTAKINGS

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more that 16 months old so long as payments under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and,

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

REPRESENTATIONS

1. The account meets definition of a "separate account" under federal securities laws.

2. Golden American Life Insurance Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                             SIGNATURES
As required by the Securities Act of 1933 and the Investment Company
Act of 1940, the Registrant, Separate Account B, has duly caused this Registration Statement to be signed on its behalf in the City of West Chester, Commonwealth of Pennsylvania, on the 28th day of September, 2001.


                                     SEPARATE ACCOUNT B
                                      (Registrant)

                                By:  GOLDEN AMERICAN LIFE
                                     INSURANCE COMPANY
                                     (Depositor)

                                By:
                                     --------------------
                                     Robert C. Salipante*
                                     Chief Executive Officer

Attest:       /s/ Linda E. Senker
              -------------------------------
              Linda E. Senker
              Vice President and Associate
              General Counsel of Depositor

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 28, 2001.

Signature                     Title
---------                     -----

                              Director and Chief Executive
--------------------          Officer of Depositor
Robert C. Salipante*



                              Director, Senior Vice President
--------------------          and Chief Financial Officer
Wayne R. Huneke*


                DIRECTORS OF DEPOSITOR


----------------------
Robert C. Salipante*


----------------------
Thomas J. McInerney*


----------------------
Wayne R. Huneke*


----------------------
Mark A. Tullis*


----------------------
Phillip R. Lowery*


Attest:       /s/ Linda E. Senker
              -------------------------------
              Linda E. Senker
              Vice President and Associate
              General Counsel of Depositor

*Executed by Linda E. Senker on behalf of those indicated pursuant to Power of Attorney.

                                  EXHIBIT INDEX

ITEM          EXHIBIT                                               PAGE #
----          -------                                               ------

1             Resolution of the Board of Directors of Depositor
              authorizing the establishment of the Registrant       EX-99.B1

3(a)          Distribution Agreement between the Depositor and
              Directed Services, Inc.                               EX-99.B3A

3(b)          Form of Dealers Agreement                             EX-99.B3B

3(c)          Organizational Agreement                              EX-99.B3C

3(d)          Addendum to Organizational Agreement                  EX-99.B3D

3(e)          Expense Reimbursement Agreement                       EX-99.B3E

3(f)          Form of Assignment Agreement for Organizational
              Agreement                                             EX-99.B3F

6(a)          Resolution of Board of Directors for Powers of
              Attorney, dated 04/23/99                              EX-99.B6A

6(b)          Certificate of Amendment of the Restated Articles
              of Incorporation of Golden American Life insurance
              Company, dated 03/01/95                               EX-99.B6B

6(c)          By-laws of Golden American Life Insurance Company,
              dated 01/07/94                                        EX-99.B6C

8(a)          Service Agreement between Golden American Life
              Insurance Company and Equitable Life Insurance
              Company of Iowa                                       EX-99.B8A

8(b)          Service Agreement between Golden American Life
              Insurance Company and Directed Services, Inc.         EX-99.B8B

8(c)          Asset Management Agreement between Golden
              American Life Insurance Company and ING Investment
              Management LLC                                        EX-99.B8C

8(d)          Reciprocal Loan Agreement between Golden
              American Life Insurance Company and ING America
              Insurance Holdings, Inc.                              EX-99.B8D

8(e)          Revolving Note Payable between Golden American Life
              Insurance Company and SunTrust Bank                   EX-99.B8E

8(f)          Surplus Note, dated 12/17/96, between Golden American
              Life Insurance Company and Equitable of Iowa
              Companies                                             EX-99.B8F

8(g)          Surplus Note, dated 12/30/98, between Golden American
              Life Insurance Company and Equitable Life Insurance
              Company of Iowa                                       EX-99.B8G

8(h)          Surplus Note, dated 09/30/99, between Golden
              American Life Insurance Company and ING AIH           EX-99.B8H

8(i)          Surplus Noted, dated 12/08/99, between Golden
              American Life Insurance Company and First Columbine
              Life Insurance Company                                EX-99.B8I

8(j)          Surplus Note, dated 12/30/99, between Golden American
              Life Insurance Company and Equitable of Iowa
              Companies                                             EX-99.B8J

8(k)          Reinsurance Agreement, dated 06/30/00, between
              Golden American Life Insurance Company and Equitable
              Life Insurance Company of Iowa                        EX-99.B8K

8(l)          Renewal of Revolving Note Payable between Golden
              American Life Insurance Company and SunTrust Bank
              as of April 30, 2001 and expiring May 31, 2002        EX-99.B8L

8(m)          Reinsurance Agreement, effective 01/01/00,
              between Golden American and Security Life of
              Denver International Limited                          EX-99.B8M

8(n)          Letter of Credit between Security Life of Denver
              International Limited and The Bank of New York        EX-99.B8N

15            Powers of Attorney                                    EX-99.B15